SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CARE INVESTMENT TRUST INC.
(Name of Subject Company and Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

141657106
(CUSIP Number of Class of Securities)

Paul F. Hughes
Chief Compliance Officer and Secretary
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:
Thomas P. Conaghan
McDermott Will & Emery LLP
600 Thirteenth Street, NW
Washington, DC 20005

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
March 16, 2010 (March 16, 2010)
Date of Report (Date of earliest event reported)

CARE INVESTMENT TRUST INC.
(Exact name of registrant as specified in its charter)

Maryland	001-33549	38-3754322
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

505 Fifth Avenue, 6th Floor, New York, New York	10017
(Address of principal executive offices)	(zip code)
Registrant’s telephone number, including area code: (212) 771-0505
Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☑     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☑     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 1.01. Entry into a Material Definitive Agreement
Item 9.01 Financial Statements and Exhibits
SIGNATURES

Item 1.01. Entry into a Material Definitive Agreement.
On March 16, 2010, Care Investment Trust Inc. (the “Company”) entered into a purchase and sale agreement (the “Agreement”) with Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”), for the sale of control of the Company through a combination of an equity investment by Tiptree in newly issued common stock at $9.00 per share and a cash tender offer (the “Tender Offer”) by the Company for up to 100% of the Company’s currently issued and outstanding shares of common stock also for $9.00 per share, as long as at least 10,300,000 shares are validly tendered and not withdrawn prior to the expiration date of the Tender Offer. The Tiptree equity investment and the Tender Offer are collectively referred to as the “Transaction.”
Pursuant to the Agreement, the Company will sell shares to Tiptree upon the completion of the Tender Offer. The number of shares to be sold to Tiptree will be at least 4,445,000, subject to upward adjustment (a) to fund the purchase of shares by the Company in the Tender Offer if more than 18 million shares are tendered in the Tender Offer, or (b) at the election of Tiptree, if fewer than 16.5 million shares are tendered in the Tender Offer, in order to give Tiptree ownership of up to 53.4% of the shares of the Company’s common stock on a fully-diluted basis after taking into account the shares tendered by the stockholders to the Company in the Tender Offer. Tiptree’s agreement to make the equity investment is subject to our ability to complete the Tender Offer, obtain stockholder approval for the issuance of common stock to Tiptree and additional customary closing conditions.
In connection with the Transaction, the Company and Tiptree have entered into a registration rights agreement subject to the closing of the Transaction.
In connection with the Transaction, the Company intends to file a Proxy Statement with the SEC in connection with our Board’s solicitation of stockholder approval for the issuance of common stock to Tiptree. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND THE DIRECT OR INDIRECT INTERESTS OF OUR BOARD MEMBERS AND EXECUTIVE OFFICERS IN CONNECTION WITH THE TRANSACTION. The Proxy Statement (when it becomes available) may be obtained free of charge on the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the Proxy Statement after it is filed with the SEC by contacting our Secretary and Chief Compliance Officer, Paul F. Hughes at (212) 771-0505 or in writing to Care Investment Trust Inc., 505 Fifth Avenue, 6th Floor, New York, New York 10017, Attention: Paul F. Hughes, Secretary and Chief Compliance Officer or by accessing the Company’s website at www.carereit.com. Investors and security holders are urged to read the Proxy Statement before making any voting decision with respect to the matters contemplated therein.
In addition, in connection with the Tender Offer, the Company intends to file with the SEC a Schedule TO which will contain our formal offer to purchase our stockholders common stock in the Tender Offer, and associated transmittal materials. You are urged to read the information in the Schedule TO, and the Offer to Purchase that will be filed therewith, when it becomes available because it will contain important information. As with the Proxy Statement, the Schedule TO, and the Offer to Purchase that will be filed therewith (when they become available), may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the Schedule TO after it is filed with the

SEC by contacting our Secretary and Chief Compliance Officer, Paul F. Hughes at (212) 771-0505 or in writing to Care Investment Trust Inc., 505 Fifth Avenue, 6th Floor, New York, New York 10017, Attention: Paul F. Hughes, Secretary and Chief Compliance Officer or by accessing the Company’s website at www.carereit.com. Security holders are urged to read the Schedule TO because it will contain important information.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits
The following exhibits are furnished as part of this Report to the extent described in Item 1.01.
10.1	Purchase and Sale Agreement by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P., dated as of March 16, 2010.

10.2	Registration Rights Agreement by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P. dated as of March 16, 2010.

99.1	Press release issued by Care Investment Trust Inc. on March 16, 2010 to announce transaction with Tiptree Financial Partners, L.P.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 16, 2010

CARE INVESTMENT TRUST INC.
By:	/s/ Paul F. Hughes
	Name:	Paul F. Hughes
	Title:	Chief Compliance Officer & Secretary

Exhibit 10.1
EXECUTION COPY
PURCHASE AND SALE AGREEMENT
BY AND BETWEEN
CARE INVESTMENT TRUST INC.
AS THE COMPANY,
AND
TIPTREE FINANCIAL PARTNERS, L.P.,
AS THE PURCHASER
DATED AS OF MARCH 16, 2010

EXECUTION COPY
PURCHASE AND SALE AGREEMENT
          PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of March 16, 2010, by and between Care Investment Trust Inc., a Maryland corporation (the “Company”), and Tiptree Financial Partners, L.P., a Delaware limited partnership (the “Purchaser”). Certain capitalized terms have the meanings given to such terms in Article IX.
          WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Company desires to sell, and the Purchaser desires to purchase from the Company, Company Common Stock as more fully described herein (the “Sale Transaction”);
          WHEREAS, in furtherance of the Sale Transaction, it is proposed: (i) that the Company sell the Purchased Shares to the Purchaser upon the terms and subject to the conditions set forth in this Agreement, and (ii) that the Company make a cash tender offer for any and all of the outstanding shares of Company Common Stock at the Offer Price, upon the terms and subject to the conditions set forth in this Agreement (such cash tender offer, as it may be amended from time to time in accordance with this Agreement, the “Offer”); and
          WHEREAS, the board of directors of the Company (the “Company Board”) has approved this Agreement and, to the extent applicable, such other transactions, in accordance with the requirements of the MGCL.
          NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
PURCHASE AND SALE
          1.1 Agreement to Sell and Purchase. On the terms and subject to the conditions set forth in this Agreement, the Company agrees to issue and sell, and the Purchaser agrees to purchase, that number of shares of Company Common Stock equal to the Share Quantity (the “Purchased Shares”) at the Closing upon payment of the Purchase Price in accordance with Section 1.2.
          1.2 Payment of Purchase Price. In consideration of the agreement by the Company to issue and sell the Purchased Shares to the Purchaser as set forth in Section 1.1, on the terms and subject to the conditions set forth in the Escrow Agreement, the Purchase Price shall be paid to the Company; provided, however, that, instead of the Escrow Agent releasing the Purchase Price to the Company and having the Company, in turn, transfer funds to the Paying Agent in an amount sufficient to pay for the shares tendered (and not withdrawn) in the Offer, at the Closing, an amount equal to the Purchase Price shall be released by the Escrow Agent to the Paying Agent on behalf of the Company in accordance with the terms of the Escrow Agreement.

ARTICLE II
THE PRE-CLOSING AND THE CLOSING
          2.1 Pre-Closing. If, as of 9:00 a.m., New York City time, on any date on which the Offer is scheduled to expire (as set forth in the Offer Documents, including any dates to which the Offer has been extended in accordance with Section 6.1(c) hereof and the Offer Documents) (i) 10,300,000 shares of Company Common Stock have been tendered and not withdrawn pursuant to the Offer, (ii) each of the Offer Conditions set forth in subsections (b) through (i) of Annex I attached hereto have been satisfied or waived by the Company in accordance with the terms of Annex I, and (iii) each of the conditions set forth in Section 7.3 have been satisfied or waived by the Purchaser, (any such date, the “Pre-Closing Date”), the Purchaser shall, no later than 11:00 a.m., New York City time, on such Pre-Closing Date, deposit an amount of cash equal to the Maximum Amount with the Escrow Agent, to be held and released by the Escrow Agent pursuant to the terms of the Escrow Agreement. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, the only conditions to the obligations of the Purchaser to deposit the Maximum Amount with the Escrow Agent pursuant to this Section 2.1 shall be those conditions set forth in preceding sentence, and the only condition to the Purchaser’s obligation to purchase the Purchased Shares pursuant to Section 1.1 shall be that, subject to the satisfaction of the Minimum Condition without waiver or modification thereof, the Company has accepted for payment all shares of Company Common Stock validly tendered (and not withdrawn) as of the expiration of the Offer.
          2.2 Closing. The closing of the Sale Transaction (the “Closing”) shall occur upon acceptance for payment by the Company of the shares validly tendered (and not withdrawn) as of the expiration of the Offer or at such other time as the parties hereto may agree (the date on which the Closing occurs, the “Closing Date”). The Closing shall take place at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, NY 10173, or at such other location as the parties hereto may agree in writing.
          2.3 Transactions to be Effected with respect to Closing.
          (a) No later than 3:00 p.m., New York City time, on the Expiration Date, the Company shall notify the Purchaser of the number of shares of Company Common Stock tendered (and not withdrawn) in connection with the Offer as of the expiration of the Offer. If less than 16,500,000 shares of Company Common Stock have been tendered and not withdrawn in connection with the Offer as notified by the Company pursuant to the preceding sentence and the Purchaser wishes to purchase additional shares of Company Common Stock pursuant to this Agreement, the Purchaser shall, no later than 3:30 p.m., New York City time, on the Expiration Date, notify the Company of the number of additional shares that it elects to purchase by written notice (the “Additional Share Notice”) delivered to the Company. No later than 4:00 p.m., New York City time, on the Expiration Date, (i) the Company shall deliver to the Purchaser a certificate, signed by the chief executive officer and chief financial officer of the Company, setting forth the Share Quantity (after taking into account any additional shares set forth in the Additional Share Notice, if delivered by the Purchaser pursuant to the preceding sentence) and the Purchase Price and (ii) the Purchaser and the Company shall complete, execute and deliver to the Escrow Agent the Joint Written Direction, substantially in the form attached as Exhibit A to the Escrow Agreement (the “Joint Written Direction”), which shall set forth the Purchase Price specified in the certificate delivered to the Purchaser pursuant to the preceding sentence; provided, however, that if manifest error exists with respect to the calculation of the Purchase Price, then the parties shall, in good faith, promptly resolve such error. The Joint Written Direction shall provide (i) that the Purchase Price is to be distributed to the Paying Agent with respect to the Offer on behalf of the Company as soon as possible following receipt thereof, and (ii) after payment of the Purchase Price, the remaining balance of escrow funds shall be distributed to the Purchaser in accordance with the terms thereof.
          (b) At the Closing, upon receipt by the Paying Agent on behalf of the Company of the Purchase Price, the Company shall, or shall instruct its transfer agent to, deliver to the Purchaser that number of shares of Company Common Stock equal to the Share Quantity in book-entry form to one or more accounts designated by the Purchaser at least one (1) Business Day prior to the Closing Date.
          2.4 Closing Deliverables. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing, the Company shall deliver to the Purchaser such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to the Purchaser, as may be required to give effect to the Sale Transaction.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except (i) as disclosed or incorporated by reference in any Company SEC Document or (ii) as disclosed in the disclosure letter, dated as of the date of this Agreement and delivered by the Company to the Purchaser immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”), which disclosure shall be subject to Section 10.4, the Company represents and warrants to the Purchaser, as of the date hereof and as of the Pre-Closing Date, as follows:
          3.1 Corporate Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each of the Company’s Subsidiaries which is a corporation is a corporation duly organized and validly existing under the Laws of its jurisdiction of incorporation. Each of the Company’s Subsidiaries which is a limited liability company, limited partnership, business trust or other form of legal entity is an entity duly organized and validly existing under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business in each jurisdiction in which the failure to be so qualified would not, individually or in the aggregate, have or be reasonably be expected to have a Company Material Adverse Effect. The Company has furnished or made available to the Purchaser a complete and correct copy of the Company Charter and Company Bylaws, and any other charter or organizational documents, each as amended, of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended.
          3.2 Capitalization.
          (a) The authorized capital stock of the Company consists of 250,000,000 shares of common stock, par value of $.001 per share (the “Company Common Stock”); and 100,000,000 shares of preferred stock, par value $.001 per share (the “Company Preferred Stock”). As of March 12, 2010, (i) 20,224,548 shares of Company Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) 435,000 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding Company Warrants, (iii) no shares of Company Common Stock are reserved for issuance upon vesting and settlement of Company RSUs, and (iv) 30,000 shares of Company Common Stock are reserved for issuance upon the settlement of Company Performance Share Awards. As of the date of this Agreement, no shares of Company Preferred Stock are outstanding. There are no bonds, debentures, notes or other indebtedness or securities of the Company that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above or as set forth in Section 3.2(a) of the Company Disclosure Schedule, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding and no shares of capital stock or other voting securities of the Company shall be issued or become outstanding after the date of this Agreement other than as contemplated by this Agreement or upon exercise, vesting or settlement of Company Warrants, Company Performance Share Awards and Company RSUs outstanding as of the date of this Agreement. Section 3.2(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all rights to purchase any issued or unissued capital stock of the Company and each of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, the Company or any of its Subsidiaries. All shares of Company Common Stock subject to issuance as described above shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and non-assessable.
          (b) Except as contemplated by this Agreement or as set forth in Section 3.2(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any contractual or other obligation to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any of the Company’s Subsidiaries, or make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries or any other Person, except in connection with the acceptance of shares of Company

Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Warrants or the vesting and settlement of Company Restricted Shares, Company Performance Share Awards and Company RSUs. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, all of the outstanding shares of capital stock and voting securities of each Subsidiary of the Company are owned, directly or indirectly, by the Company and are duly authorized, validly issued, fully paid and non-assessable, and those shares of capital stock and voting securities of each of the Company’s Subsidiaries owned by the Company, directly or indirectly, are free and clear of all Liens. Except as otherwise set forth in this Section 3.2, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such Subsidiary, or otherwise obligating the Company or any such Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.
          (c) Except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries owns, or has any contractual or other obligation to acquire, any equity securities or other securities of any Person (other than Subsidiaries of the Company) or any direct or indirect equity or ownership interest in any other business.
          (d) Upon issuance and delivery of the Purchased Shares to the Purchaser in accordance with the terms and conditions of this Agreement (including receipt of the Company Stockholder Approval), the Purchased Shares (i) will be free and clear of all Liens (except for any restrictions on transfer or other Liens imposed by or under the Company Charter or the Company Bylaws or by applicable Law), (ii) will not be subject to any preemptive rights, and (iii) will be duly authorized, validly issued, fully paid and non-assessable.
          3.3 Authority; No Violation.
          (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Related Agreements and, subject to obtaining the Company Stockholder Approval, to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Related Agreements and the consummation of the Contemplated Transactions have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize or approve this Agreement or the Related Agreements or to consummate the Contemplated Transactions (other than the Company Stockholder Approval). This Agreement and the Related Agreements have been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Purchaser and, in the case of the Escrow Agreement, the Escrow Agent, this Agreement and the Related Agreements each constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.
          (b) Neither the execution and delivery of this Agreement and the Related Agreements by the Company nor the consummation by the Company of the Contemplated Transactions, nor compliance by the Company with any of the terms or provisions of this Agreement or the Related Agreements, will (i) assuming compliance with the provisions of Section 7.2.1(a) of the Company Charter and subject to receipt of the Company Stockholder Approval, violate any provision of the Company Charter, the Company Bylaws, or the certificates of incorporation or bylaws or other charter or organizational documents of any of the Subsidiaries of the Company or (ii) assuming that the Company Consents are duly obtained, (x) violate any Law or Governmental Order applicable to the Company or any of its Subsidiaries or any of the Assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the Assets under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective Assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or loss of benefits which would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.
          (c) The Company Board, at a meeting duly called and held, has, subject to the terms and conditions set forth herein, (i) approved this Agreement, the Related Agreements and the transactions contemplated hereby, including the Sale Transaction and the Offer (the “Company Board Approval”), (ii) resolved to recommend that the Company Stockholders approve and adopt the proposals specified in Section 6.3, and (iii) taken all other actions necessary to exempt the Sale Transaction, the Offer and this Agreement and the transactions contemplated hereby from any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or other similar statute or regulation promulgated by a Governmental Entity (“Takeover Statute”).
          3.4 Consents and Approvals. Except for (i) the Company Stockholder Approval, (ii) the filing with the SEC of (A) the filings contemplated by this Agreement and (B) such other reports or filings under the Exchange Act or the Securities Act as may be required in connection with this Agreement and the Contemplated Transactions, (iii) such filings as may be required under the rules and regulations of the NYSE, (iv) the consents, notices and approvals set forth in Section 3.4 of the Company Disclosure Schedule (the consents referred to in clauses (i) through (iv), the “Company Consents”) and (v) such additional consents, notices and approvals, the failure of which to make or obtain would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, no consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (A) the execution and delivery by the Company of this Agreement and the Related Agreements and (B) the consummation by the Company of the Contemplated Transactions.
          3.5 SEC Documents; Financial Statements.
          (a) The Company has furnished or made available (including via EDGAR) to the Purchaser complete and correct copies of all forms, documents, statements and reports filed with or furnished by the Company to the SEC since June 27, 2007 (such forms, documents, statements and reports, including any amendments thereto, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent amended or superseded by a subsequently filed Company SEC Document. The Company has made available to the Purchaser correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since June 30, 2007 and prior to the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.
          (b) The financial statements of the Company, including the notes thereto, included in the Company SEC Documents (collectively, the “Company Financial Statements”) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated. The Company Financial Statements fairly present in all material respects the consolidated financial condition and operating results of the Company and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments).
          (c) The Company and the Company’s Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls are, in all material respects, (i) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP and (ii) designed to ensure that material information relating to the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since June 30, 2007, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (A) all Known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or others who have a significant role in the Company’s internal controls and the Company has provided to the Purchaser copies of any material written materials relating to each of the foregoing. The Company has made available to the Purchaser all such disclosures made by management to the Company’s auditors and audit committee since June 30, 2007.
          (d) Since the enactment of SOX, the Company has been and is in compliance in all material respects with the provisions of SOX applicable to it, including Section 404 thereof, and the certifications provided pursuant to Sections 302 and 906 thereof were accurate when made.
          (e) Without giving effect to the transactions contemplated hereby, the Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE.
          3.6 Absence of Certain Changes or Events. Except as set forth in Section 3.6 of the Company Disclosure Schedule, as disclosed in the Company SEC Documents or as contemplated by this Agreement, since January 1, 2009, there has not occurred:
          (i) any change, event or condition that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect;
          (ii) any acquisition or disposition of or any entering into of an agreement to acquire or dispose of by merging or consolidating with, or by purchasing or disposing of a substantial portion of the assets of, or by any other manner, any business or any Person, any other acquisition or disposition or agreement to acquire or dispose of any assets which are or would be, individually or in the aggregate, material to the Company and its Subsidiaries (taken as a whole) except, to the extent prior to September 30, 2009, in the ordinary course of business;
          (iii) any change in the Company’s financial accounting methods or practices (including any change in depreciation or amortization policies or rates), except as may be required by GAAP, Regulation S-X or other rules or regulations promulgated by the SEC;
          (iv) any declaration, setting aside, or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any of the Company or its Subsidiaries’ capital stock (other than dividends or distributions by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary thereof and except for regular quarterly dividends), any split, combination or reclassification of any capital stock, or repurchase, redemption or other acquisition, whether directly or indirectly, of any shares of capital stock except for repurchase from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to the Company or any of its Subsidiaries and the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Warrants or the vesting and settlement of Company Restricted Shares, Company Performance Share Awards or Company RSUs;
          (v) (A) any termination, amendment or waiver of any material rights in any Material Contract in a manner that would reasonably be expected to have a Company Material Adverse Effect, or any failure to perform any material obligations under any Material Contract, or (B) any entry into any Contract that is a Material Contract;
          (vi) any amendment, modification, alteration or rescission of the Company Charter, the Company Bylaws or any other charter or organizational documents of the Company or any of its Subsidiaries; or
          (vii) any entry by the Company or any of its Subsidiaries into any agreement to do any of the things described in the preceding clauses (i) through (vi) (other than with respect to the Contemplated Transactions).
          3.7 Undisclosed Liabilities. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the consolidated balance sheet (and the related notes thereto, if any) of the Company and its Subsidiaries as of September 30, 2009, included in the Company SEC Documents filed prior to the date hereof, (ii) those incurred in the ordinary course of business consistent with past practice since September 30, 2009, (iii) those incurred pursuant to this Agreement, and (iv) obligations or liabilities that do not, individually or in the aggregate, exceed $1 million.
          3.8 Legal Proceedings. Except as disclosed in the Company SEC Documents or as set forth in Section 3.8 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries except for those which would not reasonably be expected to have a Company Material Adverse Effect. There are no (i) investigations or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their respective properties, or (ii) Governmental Orders imposed upon the Company, any of its Subsidiaries or the Assets.

          3.9 Taxes and Tax Returns. Except as set forth in Section 3.9 of the Company Disclosure Schedule:
          (a) Each of the Company and its Subsidiaries has timely filed or caused to be timely filed all Tax Returns required by applicable Law to be filed, all such Tax Returns are correct and complete and all Taxes due and owing by the Company or any of its Subsidiaries, other than Taxes which are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) in the Company Financial Statements, have been paid.
          (b) Neither the Company nor any of its Subsidiaries has received notice of any proposed or threatened Tax proceeding, examination, investigation, audit or administrative or judicial proceeding (collectively, “Tax Proceedings”) against, or with respect to any Taxes of, the Company or any of its Subsidiaries, and no Tax Proceeding is currently pending.
          (c) There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the Assets.
          (d) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.
          (e) The Company and each of its Subsidiaries have withheld and paid to the relevant Tax authority all Taxes required by applicable Law to have been withheld and paid by each of them.
          (f) Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, or by contract or otherwise.
          (g) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).
          (h) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
          (i) Commencing with the Company’s taxable year ended December 31, 2007 through the date hereof, the Company has at all times satisfied all requirements to qualify, and has qualified, as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) and its operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code prior to the Closing (without giving effect to the Contemplated Transactions).
          (j) The Company has no earnings and profits attributable to it or any other corporation in any non-REIT year, within the meaning of Section 857 of the Code.
          (k) Each Company Subsidiary qualifies as a “qualified REIT subsidiary,” within the meaning of Section 856(i) of the Code, as a “taxable REIT subsidiary,” within the meaning of Section 856(l) of the Code, or as a partnership or disregarded entity (rather than an association or partnership taxable as a corporation) within the meaning of Section 7701 and Section 7704 of the Code, in each case without giving effect to the Contemplated Transactions.
          (l) No power of attorney currently in force has been granted by the Company or any of its Subsidiaries relating to Taxes.
          (m) Neither the Company nor any of its Subsidiaries has received or is party to any written ruling of a taxing authority relating to Taxes, or any other written and legally binding agreement with a tax authority relating to Taxes.
          (n) The Company and its Subsidiaries have disclosed on their Federal income Tax Returns all positions taken in such Tax Returns that could give rise to a substantial understatement of Federal income Tax within the meaning of Code Section 6662.
          (o) Neither the Company nor any of its Subsidiaries has made or is required to have made any disclosure with respect to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.
          (p) No property of the Company or its Subsidiaries is “tax exempt use property” within the meaning of Code Section 168(h).
          (q) Neither the Company nor any of its Subsidiaries is a party to any Contract that would result in the payment of any “excess parachute payments” within the meaning of Code Section 280G in connection with the transactions contemplated herein, separately or in the aggregate, and whether alone or in connection with any other event.
          (r) The Company and its Subsidiaries will not be required to include any item of income or gain in, or be required to exclude any item of deduction or loss from, any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or before the Closing Date under Code Section 481(a) (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

          3.10 Employee Matters.
          (a) The Company has no employees, and no individual has received or is entitled to receive wages or any benefit in their capacity as a director or employee of the Company, including pursuant to any Company Benefit Plan (other than the grant of equity or equity-based awards pursuant to the Company Benefit Plans) from the Company. Section 3.10(a) of the Company Disclosure Schedule sets forth all grants of equity or equity-based awards made, or to be made in accordance with Contracts existing as of the date hereof, all of which were or will be made pursuant to the Company Benefit Plans.
          (b) Copies of all Company Benefit Plans have been filed with the SEC as exhibits to one or more Company SEC Documents.
          (c) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) each of the Company Benefit Plans has been operated and administered in compliance with applicable Laws, the Code and in each case the regulations thereunder, and (ii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.
          (d) Except as disclosed in the Company SEC Documents, the consummation of the Contemplated Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer.
          3.11 Reserved.
          3.12 Compliance with Applicable Law and Regulatory Matters.
          (a) Except as disclosed in the Company SEC Documents or as set forth in Section 3.12 of the Company Disclosure Schedule, the Company and each of its Subsidiaries have complied and are in compliance with all applicable Laws, and have not received any notices from any Governmental Entity or any other Person that alleges that the Company or any of its Subsidiaries is not in compliance in any respect with any applicable Law, nor have any of them been subject to any investigation or inspection in connection with the conduct of their respective businesses or the ownership or operation of their respective businesses and Assets, except in each case for such noncompliance and violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Except as would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all licenses, permits, certificates, franchises and other authorizations (collectively, “Authorizations”) necessary for the ownership or use of its Assets and the conduct of its business. The Company and each of its Subsidiaries have complied with, and are not in violation of, any Authorization, except where such noncompliance or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have individually or in the aggregate a Company Material Adverse Effect, all such Authorizations are in full force and effect and there are no proceedings pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.
          3.13 Material Contracts.
          (a) Except for those agreements and other documents (i) set forth in the exhibit index of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 or in the exhibit indexes to subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by the Company with the SEC prior to the date hereof, (ii) permitted pursuant to Section 5.2, or (iii) set forth in Section 3.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any Contract (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (B) that restricts in any material respect the conduct of business by the Company or any of its Subsidiaries or its or their ability to compete in any line of business, (C) the loss of which would reasonably be expected to have a Company Material Adverse Effect, or (D) that involves expenditures or revenue in excess of $250,000 in the aggregate that is not revocable by the Company at any time without penalty. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) is referred to herein as a “Material Contract.”
          (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth in Section 3.13(b) of the Company Disclosure Schedule, (i) each Material Contract is valid and binding on the Company and/or its Subsidiaries, as applicable, and is enforceable against the Company or its Subsidiaries in accordance with its terms, except as such enforcement may be limited by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law, (ii) to the Knowledge of the Company, each Material Contract is valid and binding on the other parties thereto and is enforceable against such other party in accordance with its terms, except as such enforcement may be limited by (C) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (D) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law, (iii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Material Contract, (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries, as applicable, under any such Material Contract, and (v) neither the Company nor any of its

Subsidiaries has received written notice from any other party to a Material Contract with respect to the termination or non renewal of, and otherwise has no Knowledge that such other party intends to terminate or not renew, any Material Contract.
          (c) None of the Material Contracts set forth in Section 3.13(c) of the Company Disclosure Schedule to which the Company or any of its Subsidiaries is a party contains a “change of control” or similar provision applicable to the Company, except as otherwise set forth on such schedule.
          3.14 Assets. Each of the Company and its Subsidiaries has good title to, or in the case of leased or subleased Assets, valid and subsisting leasehold interests in, or has the contractual right to use, all of the material properties and assets necessary for or used or held for use in the conduct of their respective businesses (all such properties and assets being referred to as the “Assets”), free and clear of all Liens, except for Permitted Liens. Section 3.14 of the Company Disclosure Schedule contains a complete and correct list of all real property and improvements leased or subleased by the Company and its Subsidiaries as lessee or sublessee or otherwise made available for their use (the “Leases”). Copies of all Leases have been delivered or otherwise made available to the Purchaser by the Company.
          3.15 Insurance. The Company has in full force and effect the insurance coverage with respect to its business and the businesses of its Subsidiaries set forth in Section 3.15 of the Company Disclosure Schedule. From January 1, 2009 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any threatened termination of, or material premium increase with respect to, any of such policies.
          3.16 Broker’s Fees. Except for Credit Suisse Securities (USA) LLC, whose fees and expenses will be paid by the Company, neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Contemplated Transactions. The Company has provided to the Purchaser a copy of the engagement letter of Credit Suisse Securities (USA) LLC. Section 3.16 of the Company Disclosure Schedule sets forth the fees (not including expenses) payable to Credit Suisse Securities (USA) LLC in connection with the Contemplated Transactions.
          3.17 Company Information. None of the information regarding the Company included or incorporated by reference in (i) the Offer Documents will, at the date such Offer Documents are first mailed to the Company Stockholders and at any time between the time the Offer Documents are mailed to the Company Stockholders and the Acceptance Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company Stockholders and at any time between the time the Proxy Statement is mailed to the Company Stockholders and the Meeting Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in any of the documents described in subsections (i) — (iii) above based on information supplied by or on behalf of the Purchaser or any of its Subsidiaries for inclusion or incorporation by reference in such documents. The Offer Documents and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.
          3.18 Investment Company Status. Neither the Company nor any entity controlled by the Company is an “investment company,” as defined by the Investment Company Act of 1940, as amended.
          3.19 Affiliate Transactions. Except as set forth on Section 3.19 of the Company Disclosure Schedule, there are no Contracts that are in existence under which the Company has any existing or future material liabilities or obligations between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (i) present officer or director of either the Company or any of its Subsidiaries or any person that has served as such an officer or director within the past two years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than 5% of the Company Common Stock, or (iii) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or any of its Subsidiaries), in each case that has not been disclosed in the Company SEC Documents (each, an “Affiliate Transaction”). The Company has made available to the Purchaser copies of each Contract or other relevant documentation (including any amendments or modifications thereto) relating to each Affiliate Transaction.
          3.20 State Takeover Statutes; Charter Provisions. The Company Board has taken all actions necessary so that no anti-takeover statute or regulation, including any affiliate transaction or control share acquisition, in each case under the MGCL or other applicable Laws of the State of Maryland, shall be applicable to the execution, delivery or performance of this Agreement or the consummation of the Sale Transaction (after giving effect to the Offer).
          3.21 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the Contemplated Transactions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PURCHASER
          Except as disclosed in the disclosure letter, dated as of the date of this Agreement and delivered by the Purchaser to the Company immediately prior to the execution and delivery of this Agreement (the “Purchaser Disclosure Schedule”), which disclosure shall be subject to Section 10.4, the Purchaser represents and warrants to the Company, as of the date hereof, as of the Pre-Closing Date and as of the Acceptance Date, as follows:
          4.1 Corporate Organization, Standing and Power. The Purchaser is a Delaware limited partnership duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Purchaser has all requisite partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business in each jurisdiction in which the failure to be so qualified would not, individually or in the aggregate, have or be reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser has furnished or made available to the Company a complete and correct copy of the certificate of limited partnership, as amended, and the limited partnership agreement, as amended, and any other charter or organizational documents, each as amended, of the Purchaser. The Purchaser is not in violation of any of the provisions of its certificate of limited partnership or limited partnership agreement or other charter or organizational documents, each as amended.
          4.2 Authority; No Violation.
          (a) The Purchaser and has full partnership power and authority to execute and deliver this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated to be consummated by it herein and therein. The execution and delivery of this Agreement and the consummation of the Sale Transaction has been duly and validly authorized by the board of directors or other governing body of the Purchaser. The execution and delivery of the Related Agreements and the performance of the Purchaser’s obligations thereunder have been duly and validly authorized by the board of directors or other governing body of the Purchaser. No other corporate proceedings on the part of the Purchaser are necessary to approve this Agreement or the Related Agreements and to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The Related Agreements have been duly and validly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the Company and, in the case of the

Escrow Agreement, the Escrow Agent) constitute valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforcement may be limited by (x) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally or (y) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.
          (b) Neither the execution and delivery of this Agreement or the Related Agreements by the Purchaser, nor the consummation by the Purchaser of the Contemplated Transactions, nor compliance by the Purchaser with any of the terms or provisions of this Agreement or the Related Agreements, will (i) violate any provision of the certificate of limited partnership or limited partnership agreement or any other charter or organizational documents of the Purchaser or (ii) assuming that the Purchaser Consents are duly obtained, (x) violate any Law or Governmental Order applicable to the Purchaser or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of the Purchaser under, any of the terms, conditions or provisions of any Contract to which the Purchaser is a party, or by which it or any of its properties, assets or business activities may be bound or affected, except (in the case of clause (ii)(y) above) for such violations, conflicts, breaches, defaults or loss of benefits which would not individually or in the aggregate reasonably be expected to have a Purchaser Material Adverse Effect.
          4.3 Consents and Approvals. Except for (i) the consents, notices and approvals set forth in Section 4.3 of the Purchaser Disclosure Schedule (the “Purchaser Consents”) and, (ii) such additional consents, notices and approvals, the failure of which to make or obtain would not individually or in the aggregate reasonably be expected to have a Purchaser Material Adverse Effect, no consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (A) the execution and delivery by the Purchaser of this Agreement and the Related Agreements, and (B) the consummation by the Purchaser of the Sale Transaction; provided, however, that no representation or warranty is made with respect to any consent or approval required to be made or obtained by the Company or any of its Affiliates.
          4.4 Legal Proceedings. The Purchaser is not a party to any, and there are no pending or, to the Knowledge of the Purchaser, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Purchaser.
          4.5 Broker’s Fees. The Purchaser has not employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Contemplated Transactions.

          4.6 Purchaser Information. None of the information to be explicitly supplied by or on behalf of the Purchaser or any of its Subsidiaries in writing for inclusion or incorporation by reference in (i) the Offer Documents will, at the date the Offer Documents are first mailed to the Company Stockholders and at any time between the time the Offer Documents are mailed to the Company Stockholders and the Acceptance Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company Stockholders and at any time between the time the Proxy Statement is mailed to the Company Stockholders and the Meeting Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          4.7 Continued Listing. The Purchaser intends to cause the shares of Company Common Stock to continue to be listed for trading on the NYSE from and after the Closing.
          4.8 Financing. The Purchaser has, and will have immediately prior to the Pre-Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to deposit the Maximum Amount with the Escrow Agent in accordance with Section 2.1.
          4.9 No Reliance. The Purchaser (i) is not relying upon any representations or warranties of the Company other than those expressly set forth in this Agreement; (ii) is entering into this Agreement as principal and understands that the Company is not acting as the Purchaser’s advisor, agent, broker or in any other capacity, fiduciary or otherwise; (iii) has entered into this Agreement with a full understanding of the material terms and risks of the same; (iv) has conducted its own due diligence efforts with respect to the Contemplated Transactions; (v) has made its decision to enter into this Agreement and to consummate the Contemplated Transactions (including regarding the suitability thereof) based upon its own judgment and any advice from such advisors as it deemed necessary and not in reliance upon any view expressed by the Company or its Affiliates or their respective representatives, including as to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries or the merits or outcome of any litigation pending with respect to the Company or any of its Subsidiaries, in each case heretofore or hereafter delivered to or made available to the Purchaser or its representatives or Affiliates; and (vi) has consulted with and is relying on its own advisors with regard to the Tax consequences of the Contemplated Transactions, and is not relying upon any representation of or information obtained from the Company or any of its Affiliates or their respective representatives with respect to Taxes.
          4.10 Investor Representation. The Purchaser is sophisticated in financial matters and is able to evaluate the risks and benefits of an investment in the Purchased Shares. An investment in the Purchased Shares involves risks and uncertainties and the Purchaser is able to bear the economic risk of its investment in the Purchased Shares for an indefinite period of time. The Purchaser is purchasing the Purchased Shares solely for investment purposes, for the Purchaser’s own account and not for the account or benefit of any other Person, and not with a view towards distribution thereof, and the Purchaser has no present arrangement to sell the Purchased Shares to or through another Person. The Purchaser acknowledges and understands that the Purchased Shares are being offered in a transaction not involving a public offering of securities in the United States within the meaning of the Securities Act. The Purchased Shares have not been registered under the Securities Act, and, if in the future the Purchaser decides to offer, resell, pledge or otherwise transfer the Purchased Shares, such Purchased Shares may be offered, resold, pledged or otherwise transferred only (i) pursuant to an effective registration statement filed under the Securities Act, (ii) pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act, if available, or (iii) pursuant to any other exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities Laws of any state or any other jurisdiction. Absent registration or the applicability of an exemption, the Purchaser will not sell the Purchased Shares. In connection with the foregoing, the Purchaser acknowledges and understands that the certificates or other evidence of the Purchased Shares will bear a restrictive legend stating that such Purchased Shares may not be offered, sold or otherwise transferred except in a manner contemplated by this Section 4.10.
          4.11 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of the Purchaser or any of its Affiliates in connection with this Agreement or the Contemplated Transactions.
ARTICLE V
INTERIM CONDUCT
          5.1 Obligation of Company Regarding Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, except (i) as required, expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, or (iii) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries, to conduct its business in the ordinary course consistent with past practice.
          5.2 Restrictions on Company Regarding Conduct of Business. Without limiting the effect of Section 5.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, except (i) as set forth in Section 5.2 of the Company Disclosure Schedule, (ii) as required, expressly contemplated or permitted by this Agreement, (iii) as required by applicable Laws, or (iv) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:
          (a) cause or permit any amendment, modification, alteration or rescission of its certificate of incorporation, bylaws or other charter or organizational documents;
          (b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock (other than dividends or distributions by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary thereof and quarterly cash dividends of up to $0.17 per share of Company Common Stock, with record and payment dates consistent with past practice) or split, combine or reclassify any of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements in effect on the date hereof providing for the repurchase of shares in connection with any termination of service to it or any of its Subsidiaries and the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Warrants or the vesting and settlement of Company Restricted Shares, Company Performance Share Awards and Company RSUs;
          (c) issue, deliver or sell or authorize or propose the issuance, delivery or sale of any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Warrants or the vesting and settlement of Company RSUs or Company Performance Share Awards, in each case outstanding as of the date of this Agreement or as may be granted after the date of this Agreement as permitted under this Section 5.2, (ii) issuances of shares of Company Common Stock as required on the date hereof pursuant to the Company Benefit Plans, (iii) the sale of shares of Company Common Stock pursuant to the exercise of Company Warrants outstanding on the date hereof if necessary to effectuate a grantee direction upon exercise or for withholding of Taxes, or (iv) pursuant to other agreements existing as of the date of this Agreement to the extent set forth in Section 5.2 of the Company Disclosure Schedule;
          (d) sell, lease, license or otherwise dispose of or encumber any Assets having a value in excess of $250,000 in the aggregate;
          (e) (A) incur any indebtedness for borrowed money or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Third Party, in each case in excess of $250,000 in the aggregate;

          (f) make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with past practice that do not exceed individually or in the aggregate $250,000;
          (g) (i) terminate, amend or waive any material right in, or fail to perform any material obligations under, any Material Contract in a manner that could reasonably be expected to have a Company Material Adverse Effect, or (ii) enter into any Material Contract;
          (h) (A) except as required by existing written agreements or Company Benefit Plans, increase the compensation or other benefits payable or provided to the Company’s directors or officers or any other person that provides services to the Company or its Subsidiaries, (B) enter into any employment, change of control, severance or retention agreement with any employee or director of the Company or its Subsidiaries or any other person that provides services to the Company or its Subsidiaries, (C) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or its Subsidiaries or any of their beneficiaries, or (D) grant any equity or equity based awards;
          (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or otherwise acquire or agree to acquire any assets;
          (j) make any change to its financial accounting methods or practices (including any change in depreciation or amortization policies or rates), except as may be required by GAAP, Regulation S-X or other rule or regulation promulgated by the SEC;
          (k) make or change any material election in respect of Taxes, apply for or pursue any Tax ruling, change any tax identification number, execute any powers of attorney in respect of any Tax matter, extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax of the Company or its Subsidiaries, or take any action which could cause the Company to fail to qualify as a REIT (other than in connection with or as a result of the Contemplated Transactions), or adopt or change in any material respect any accounting method in respect of Taxes;
          (l) settle or offer to settle the Cambridge Litigation (other than any settlement that (i) does not require the payment by the Company of any material amounts, (ii) would not reasonably be expected to have a Company Material Adverse Effect from and after the settlement date, or (iii) would not require the Company to waive any material right or to undertake any material obligation);
          (m) enter into any new line of business or enter into any agreement that restrains, limits or impedes the Company’s or any of its Subsidiaries’ ability to compete with or conduct any business or line of business;
          (n) expand the size of the Company Board; or

          (o) take or agree in writing to take, any of the actions described in clauses (a) through (n) above.
          5.3 No Solicitation.
          (a) The Company shall not, nor shall it authorize any of its Subsidiaries or any officer, director, employee, accountant, counsel, financial advisor, agent or other representative of the Company or any of its Subsidiaries (collectively, the “Company Representatives”) to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries regarding or the submission of, any Takeover Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any confidential information or data with respect to, or take any other action to knowingly facilitate the making of, a Takeover Proposal or any inquiry that may reasonably be expected to lead to a Takeover Proposal, or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided, however, that nothing contained in this Section 5.3 or any other provision of this Agreement shall prohibit the Company or the Company Board from (A) taking and disclosing to the Company Stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (B) making such disclosure to the Company Stockholders as, in the good faith judgment of the Company Board, after consultation with outside counsel, is required under applicable Laws, provided, that the Company may not, except as permitted by Section 5.3(e), withdraw or modify its approval of this Agreement or the Sale Transaction, or approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of this Agreement, the Company shall, and it shall instruct the Company Representatives to, immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Takeover Proposal.
          (b) Notwithstanding anything to the contrary in Section 5.3(a), prior to the Acceptance Date, if the Company has received from any Third Party a written inquiry or Takeover Proposal that was not solicited in violation of this Section 5.3 (i) the Company may contact such Third Party or its advisors for the purpose of clarifying such inquiry or Takeover Proposal and the material terms and conditions thereof, so as to determine whether such inquiry or Takeover Proposal is reasonably likely to lead to a Superior Proposal, and (ii) the Company may furnish information concerning its business or Assets to such Third Party pursuant to a customary confidentiality agreement with provisions not materially less favorable in the aggregate to the Company than the Confidentiality Agreement, and may negotiate and participate in discussions and negotiations with such Third Party concerning a Takeover Proposal, if such Third Party has submitted a Superior Proposal, or a Takeover Proposal that the Company Board determines in good faith (after consultation with its advisors) is reasonably likely to constitute or lead to a Superior Proposal.
          (c) The Company agrees that it will promptly (and, in any event, within 72 hours) notify the Purchaser if any proposals or offers with respect to a Takeover Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of the Company Representatives including, in connection with such notice, a written summary of the material terms and conditions of any proposals or offers that are not made in writing and copies of any requests, proposals or offers, including proposed agreements, of proposals or offers that are made in writing. The Company shall keep the Purchaser reasonably informed, on a prompt basis, of the status and terms of any proposals or offers (including any amendments thereto) and the status of any discussions, negotiations or developments. The Company will promptly provide to the Purchaser any non-public information concerning the Company provided to any other Third Party which was not previously provided to the Purchaser.
          (d) As used in this Agreement, the following terms have the meanings set forth below:
          “Superior Proposal” means a bona fide written proposal by a Third Party to acquire, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding or of the Assets, which (i) the Company Board determines in good faith (after consultation with its advisors) to be more favorable to the Company Stockholders than the Contemplated Transactions and (ii) which, in the good faith judgment of the Company Board, is reasonably likely to be consummated, taking into consideration (with respect to both subsections (i) and (ii) hereof) all financial, regulatory, legal, timing and other aspects of such proposal.
          “Takeover Proposal” means any proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of assets that constitute 15% or more of the Assets or 15% or more of the Company Common Stock or outstanding voting power of the Company, whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction.
          “Third Party” means any Person or group other than the Purchaser or any Affiliate thereof.
          (e) Except as set forth in this Section 5.3(e), neither the Company Board nor any committee thereof shall (i) adopt, approve or recommend, or propose to adopt, approve or recommend, (publicly or otherwise) a Takeover Proposal, (ii) make any recommendation or public statement in connection with a tender offer or exchange offer by a Third Party other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or (iii) cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in Section 5.3(b)) relating to any Takeover Proposal.
          Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Date, the Company Board may take any of the foregoing actions if (A) the Company Board shall have determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties to the Company Stockholders and (B) in the case of the actions referred to in clauses (ii) or (iii) of the preceding sentence, (x) the Company shall have received a Superior Proposal which is pending at the time the Company determines to take such action, (y) the Company shall have provided the Purchaser with written notice advising the Purchaser that the Company Board has received such a Superior Proposal which it intends to approve, recommend or accept, specifying the identity of the party making the Superior Proposal and the material terms and conditions thereof, and (z) at least two (2) Business Days shall have passed following the Purchaser’s receipt of such notice (it being agreed that each subsequent material amendment or material revision to such Superior Proposal shall require the Company to deliver to the Purchaser a new notice of Superior Proposal and result in an additional two (2) Business Day period from the date of receipt of any such material amendment or material revision) and the Purchaser shall not have made a binding written offer that the Company Board shall have concluded in its good faith judgment, after consultation with its financial advisors, is at least as favorable to the Company Stockholders as such Superior Proposal.
          5.4 Conduct of the Purchaser. The Purchaser, from the date of this Agreement until the earlier of the termination of this Agreement and the Closing Date, will not and will not permit its Subsidiaries, other Affiliates or Purchaser Representatives to (a) take any action that would reasonably be expected to materially impede or delay the ability of the parties to consummate the Contemplated Transactions (including deposit by the Purchaser of the Maximum Amount with the Escrow Agent) or to obtain any necessary approvals of any Governmental Entity required for the Contemplated Transactions; or (b) agree to, or make any commitment to, take or authorize, any of the foregoing.
ARTICLE VI
ADDITIONAL AGREEMENTS
          6.1 Company Tender Offer.
          (a) The Company shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within ten (10) Business Days after the date on which the Proxy Statement is mailed to the Company Stockholders. The Company shall use its commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof. The obligation of the Company to accept for payment or pay for any shares of Company Common Stock tendered pursuant to the Offer will be subject only to the satisfaction or waiver of each of the conditions set forth in Annex I hereto (the “Offer Conditions”). By 9:00 a.m., New York City time, on the Business Day immediately after (or, if not practicable, as soon as practicable after such time) (i) the Offer has expired without being extended in accordance with subsection (c) below, and (ii) each of the Offer Conditions has been satisfied or waived at or after such expiration (in accordance with Annex I), the Company shall accept for payment all shares of Company Common Stock validly tendered pursuant to the Offer (and not withdrawn) (such date for the acceptance for payment, the “Acceptance Date”), and the Company shall pay the Offer Price for such shares promptly thereafter, and in any event in compliance with Rule 14e-1(c) under the Exchange Act.

          (b) Without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company may not (i) waive or amend the Minimum Condition or any other condition of the Offer (other than the conditions set forth in subsections (a), (e), (f) and (h) of Annex I), (ii) change the form of consideration to be paid pursuant to the Offer, (iii) change the Offer Price, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) except as provided in Section 6.1(c), extend the expiration date of the Offer beyond the initial expiration date, (vi) reduce the time period during which the Offer shall remain open, or (vii) amend any other term of the Offer in a manner adverse to the Purchaser or holders of Company Common Stock.
          (c) The Offer shall remain open until 12:00 p.m. New York City time on the date that is twenty (20) Business Days after the commencement (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act) of the Offer (the “Expiration Date”), unless extended pursuant to the following sentence, in which case the term “Expiration Date” shall mean the latest time and date as the Offer, as so extended, may expire. If at any scheduled expiration time, any of the Offer Conditions (other than delivery of the Joint Written Direction) are not satisfied or waived by the Company (subject to subsection (b) above), the Company shall, by 2:00 p.m. New York City time on such scheduled expiration date, extend the Offer for the shortest time period or periods necessary to satisfy the Offer Conditions (other than delivery of the Joint Written Direction); provided, however, that in no event shall the Company be required to extend the Offer beyond August 31, 2010 (the “Outside Date”). Notwithstanding anything in this Agreement to the contrary, if any of the Offer Conditions are not satisfied or waived by the Company as of the Outside Date, the Company shall not be required to accept for payment, or pay for, any shares of Company Common Stock pursuant to the Offer.
          (d) On the date of commencement of the Offer, the Company shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain or incorporate by reference the offer to purchase shares of Company Common Stock pursuant to the Offer (the “Offer to Purchase”) and the forms of the related letter of transmittal and summary advertisement (the Tender Offer Statement on Schedule TO, the Offer to Purchase, and all exhibits, amendments and supplements thereto, the “Offer Documents”) and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of shares of Company Common Stock in accordance with all applicable Laws. The Company shall cause the Offer Documents to comply in all material respects with the Exchange Act. The Company shall use its commercially reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer, to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to take all steps necessary to cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of shares of Company Common Stock to the extent required by applicable Laws. The Purchaser shall use its commercially reasonable efforts promptly to furnish to the Company all information concerning the Purchaser and its Subsidiaries that may be required or reasonably requested by the Company in connection with any action contemplated by this Section 6.1(d). The Purchaser and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any amendment thereto) each time before any such document is filed with the SEC, and the Company shall include in such Offer Documents all comments reasonably proposed by the Purchaser and its counsel. The Company shall provide the Purchaser and its counsel with any comments the Company or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments and the Purchaser and its counsel shall be afforded a reasonable opportunity to participate in the response to such comments. Each of the Company and the Purchaser shall, acting in good faith and reasonably, agree to amend or modify any Offer Condition to the extent necessary to comply with any comments received from the SEC in connection with the Offer and the Proxy Statement; provided, that the Purchaser shall not be required to amend or modify the Minimum Condition.
          (e) If, between the date of this Agreement and the date on which any particular share of Company Common Stock is accepted for payment and paid for pursuant to the Offer, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price, the Minimum Condition, and with respect to the Sale Transaction, the Share Quantity and the Purchase Price, as the case may be, applicable to such share shall be appropriately and proportionately adjusted.
          6.2 Company Proxy Solicitation.
          (a) Subject to Section 5.3(e), the Company Board Approval shall not be withdrawn or modified in a manner adverse to the Purchaser.
          (b) As soon as practicable but in no event more than twenty (20) Business Days after the date of this Agreement, the Company shall prepare and file with the SEC a preliminary proxy statement seeking shareholder approval of the issuance of the Purchased Shares to the Purchaser and abandonment of the Plan of Liquidation at the Company Stockholders’ Meeting and shall use its commercially reasonable efforts to respond to any comments of the SEC or its staff and to cause a definitive proxy statement seeking shareholder approval of the Stockholder Proposals (the “Proxy Statement”) to be mailed to the Company Stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC and its staff. The Company shall notify the Purchaser promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply the Purchaser with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement and the Purchaser and its counsel shall be afforded a reasonable opportunity to participate in the response to any SEC comments. If at any time prior to the Company Stockholders’ Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall as promptly as practicable prepare and mail to the Company Stockholders such an amendment or supplement. Each of the Company and the Purchaser agrees promptly to correct any information provided by it or on its behalf for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall as promptly as practicable prepare and mail to the Company Stockholders an amendment or supplement to correct such information to the extent required by applicable Laws. The Company shall consult with the Purchaser prior to mailing any Proxy Statement, or any amendment or supplement thereto, to which the Purchaser timely and reasonably objects. The Purchaser shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto.
          6.3 Stockholder Approval. Subject to Section 5.3, the Company, acting through the Company Board, shall take all action necessary under all applicable Laws to call, give notice of and hold a meeting of the holders of Company Common Stock (the “Company Stockholders’ Meeting”) to vote on proposals (i) to approve the abandonment of the Plan of Liquidation in favor of the Contemplated Transactions, (ii) to approve the issuance of the Purchased Shares to the Purchaser, and (iii) to approve an amendment to Section 7.2.1(a)(iii) of the Company Charter to permit a Transfer (as defined in the Company Charter) that would cause the Company to be beneficially owned by less than 100 Company Stockholders (collectively, the “Stockholder Proposals”). The Company Stockholders’ Meeting shall be held (on a date selected by the Company in consultation with the Purchaser) as promptly as practicable after the mailing of the Proxy Statement, but in no event earlier than twenty (20) Business Days after such mailing. The Company shall use its commercially reasonable efforts to ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Laws. Subject to Section 5.3, the Company Board shall recommend a vote in favor of the proposals contemplated in this Section 6.3.
          6.4 Other Regulatory Matters.
          (a) Each of the Purchaser and the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to, (i) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Contemplated Transactions, including obtaining any Third Party consent which may be required to be obtained in connection with the Contemplated Transactions, to challenge the imposition of any preliminary or permanent injunction or other order of a court of competent jurisdiction preventing the consummation of the Contemplated Transactions (which challenge shall be at the Company’s cost and expense), and, subject to the conditions to such party’s obligations set forth in this Agreement, to consummate the Contemplated Transactions and (ii) obtain (and cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity which is required to be obtained by the Purchaser or the Company, respectively, or any of their respective Subsidiaries in connection with the Contemplated Transactions; provided, however that, for the avoidance of doubt, in no event shall the Company or any of its Subsidiaries or the Purchaser be required to (iii) seek to remove any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction preventing the consummation of the Contemplated Transactions or (iv)

pay any amounts to any Third Parties in settlement of pending litigation relating to or arising out of the Contemplated Transactions or otherwise pursuant to this Section 6.4(a) except as set forth in Section 6.4(a) of the Company Disclosure Schedule. The parties hereto shall cooperate with each other and promptly prepare and file all necessary documentation, and effect all applications, notices, petitions and filings (including any notification required by the HSR Act), to obtain as promptly as practicable all permits, consents, approvals, authorizations of all Third Parties and Governmental Entities, and the expiry or termination of all applicable waiting periods, which are required to consummate the Contemplated Transactions. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Third Parties and Governmental Entities necessary or advisable to consummate the Contemplated Transactions and each party will keep the other apprised of the status of matters relating to completion of the Contemplated Transactions.
          (b) The Purchaser and the Company shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, officers, employees and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Offer Documents or any other statement, filing, notice, application or other document made by or on behalf of the Purchaser, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Contemplated Transactions.
          (c) The Purchaser and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Contemplated Transactions.
          6.5 Access to Information. Subject to applicable Laws, the Company agrees to provide the Purchaser and the Purchaser’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives (collectively, the “Purchaser Representatives”), from time to time prior to the Closing Date, reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities of the Company, books and records of the Company and its Subsidiaries and such other information as the Purchaser shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations. Except as required by applicable Laws, the Purchaser shall keep confidential, and shall cause the Purchaser’s Affiliates and the Purchaser Representatives to keep confidential, any non-public information received from the Company, directly or indirectly, in accordance with the Confidentiality Agreement.
          6.6 Public Disclosure. Unless otherwise permitted by this Agreement, the Purchaser and the Company shall consult with each other before issuing any press release or otherwise making any public statement regarding the terms of this Agreement or any of the Contemplated Transactions, and neither shall issue any such press release or make any such statement without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public statement or disclosure shall use its reasonable best efforts to consult with the other party before issuing such press release or making such public statement; provided, however, that any public statement or disclosure that is consistent with a public statement or disclosure previously approved by the other party shall not require the prior approval of such other party.
          6.7 Further Assurances. Subject to Section 5.3 and Section 6.4(a), each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the Contemplated Transactions.
          6.8 Continued Listing. The Purchaser shall use commercially reasonable efforts to cause the shares of Company Common Stock to continue to be listed for trading on the NYSE for a period of one (1) year after the Closing Date.
          6.9 Director and Officer Indemnification.
          (a) From and after the Closing Date, the Purchaser shall (i) if the Purchaser owns or controls, directly or through one or more Affiliates, more than 50% of the Company Common Stock, not permit, or (ii) if the Purchaser owns or controls, directly or through one or more Affiliates, 50% or less of the Company Common Stock, vote against, and cause any directors of the Company designated or nominated by the Purchaser that serve on the Company Board to vote against (in their capacity as Board members), in each case, any amendment, repeal or modification of the Company Charter or the Company Bylaws with respect to indemnification of directors, officers, employees and agents in any manner that would adversely affect the rights thereunder of the Persons who at any time prior to the Closing Date were identified as prospective indemnitees under the Company Charter or the Company Bylaws in respect of actions or omissions occurring at or prior to the Closing Date (including the Contemplated Transactions).
          (b) From and after the Closing Date, the Company shall, to the fullest extent permitted by applicable Laws, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Company or any of its Subsidiaries in their capacities as such (each, an “Indemnified Party”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any Subsidiary of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing Date, whether asserted or claimed prior to, or at or after, the Closing Date (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Contemplated Transactions) or taken at the request of the Purchaser pursuant to this Agreement.
          (c) Prior to the Closing Date, the Company shall obtain a six-year prepaid “tail policy” with respect to directors’ and officers’ liability insurance covering those individuals serving as officers and directors of the Company or any of its Subsidiaries immediately prior to the Closing Date and any other Person who is covered by the Company’s current directors’ and officers’ liability insurance policy, which tail policy shall cover acts and omissions occurring at or prior to the Closing Date and shall have a coverage amount of $20 million and other policy terms and conditions at least as favorable as the terms and conditions in the existing directors’ and officers’ liability insurance policy of the Company, subject to a maximum premium with respect to such tail policy of $2 million.
          (d) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this Section 6.9.
          (e) The provisions of this Section 6.9 shall survive the Closing Date and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
          6.10 Advice of Changes. The Company and the Purchaser shall give prompt notice to the other of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in a manner that would cause the conditions set forth in Section 7.3 not to be satisfied as of the Pre-Closing Date or the Offer Conditions not to be satisfied as of the Acceptance Date, or (b) any failure of the Purchaser or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement in a manner that would cause the conditions set forth in Section 7.3 not to be satisfied as of the Pre-Closing Date or the Offer Conditions not to be satisfied as of the Acceptance Date. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.10 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Contemplated Transactions.
          6.11 Litigation. The Company shall consult with, and keep the Purchaser promptly informed with respect to, any litigation or claim against or involving the Company, any of its Subsidiaries, or any of their respective directors or officers or Assets, including the settlement thereof; provided, that the Purchaser shall have no obligation to participate in the defense or settlement of the Cambridge Litigation or any other litigation or claims involving the Company, any of its Subsidiaries, or any of their respective directors or officers or Assets. In the event any litigation or claim involving or relating to the Contemplated Transactions is commenced, the Company agrees, at the Company’s expense, to use commercially reasonable efforts to promptly defend against any such action.

          6.12 Takeover Statutes. Subject to Section 5.3(e), if any Takeover Statute is or may become applicable to the Sale Transaction (after giving effect to the Offer), the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate (to the extent reasonably possible as advised by counsel to the Company) the effects of such statute or regulation on such transactions.
          6.13 Rule 14d-10 Matters. Prior to the scheduled expiration of the Offer (as it may be extended hereunder) the Company (acting through its Compensation Committee) will take all such steps as may be required to cause each Compensation Arrangement entered into by the Company or any of its Subsidiaries on or after the date of this Agreement to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non- exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act. Prior to the scheduled expiration of the Offer (as it may be extended hereunder), neither the Company Board nor the Compensation Committee shall withdraw, nor permit the withdrawal of, the Company Compensation Arrangement Approvals.
          6.14 Use of Proceeds. The Company shall use the proceeds from the Sale Transaction solely to fund the Company’s obligations in connection with the Offer.
ARTICLE VII
CONDITIONS PRECEDENT TO PRE-CLOSING
          7.1 Reserved.
          7.2 Reserved.
          7.3 Conditions to the Purchaser’s Obligations to Effect the Pre-Closing. The obligation of the Purchaser to deposit the Maximum Amount with the Escrow Agent pursuant to Section 2.1 shall be subject to the satisfaction at or prior to such deposit of the following conditions (any of which may be waived in writing by the Purchaser, in whole or in part):
          (a) Accuracy of Representations and Warranties. The representations and warranties of the Company contained in this Agreement are true and correct, except where the failure of such representations and warranties to be true and correct, taken as a whole, would not reasonably be expected to have a Company Material Adverse Effect;
          (b) Performance of Obligations. Each of the covenants and obligations that the Company is required to perform or to comply with pursuant to this Agreement at or prior to the Pre-Closing Date shall have been duly performed or complied with in all respects at or prior to the Pre-Closing Date, except to the extent the non-performance thereof would not be material to the Contemplated Transactions or result in a Company Material Adverse Effect;

          (c) Related Agreements. Each of the Related Agreements shall be in full force and effect;
          (d) Consents. The Company shall have delivered to the Purchaser evidence of the filing with respect to and/or receipt of all the Company Consents set forth on Schedule 7.3(d) of the Company Disclosure Letter;
          (e) No MAE. Between the date of this Agreement and the Pre-Closing Date, there shall not have occurred any change, event or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
          (f) Resignations of Directors. At least three (3) of the directors on the Company Board shall have provided the Purchaser with written resignations from such positions effective as of the Closing Date and the remaining director(s) on the Company Board shall have filled the vacancies with candidates acceptable to the Purchaser in its sole discretion;
          (g) Opinion of Counsel. The Purchaser shall have received an opinion from counsel to the Company, addressed to the Purchaser, stating that, assuming receipt of the Company Stockholder Approval, the Purchased Shares, when issued and delivered to the Purchaser in accordance with the terms and conditions of this Agreement, will be duly authorized, fully paid, validly issued and non-assessable, and that such Purchased Shares, when issued, will not have been issued in violation of any preemptive rights set forth in the Company Charter;
          (h) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued or entered any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offer, the Sale Transaction or the Contemplated Transaction; and
          (i) Closing Certificate. The Company shall have delivered to the Purchaser a certificate of a duly authorized officer of the Company, dated as of the Pre-Closing Date, certifying (as applicable as of such date) that the conditions set forth in Sections 7.3(a), (b), (d), (e) and (h) have been satisfied as of the Pre-Closing Date.
ARTICLE VIII
TERMINATION AND AMENDMENT
          8.1 Termination. This Agreement may be terminated as follows:
          (a) by mutual consent of the Purchaser and the Company, by action of their respective boards of directors, at any time prior to the Acceptance Date;

          (b) by either the Purchaser or the Company at any time after 5:00 p.m., New York City time, on the Outside Date by delivering written notice to the other party if shares of Company Common Stock shall not have been accepted for payment by the Company pursuant to the Offer by such date; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to accept shares of Company Common Stock for payment pursuant to the Offer is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party on or prior to the Acceptance Date;
          (c) by the Purchaser at any time prior to the Pre-Closing Date by written notice to the Company (which notice shall specify the provisions of this Agreement that the Purchaser believes have been breached), if (i) the Company shall have breached any of its representations, warranties or obligations hereunder to an extent that would cause the conditions set forth in either Section 7.3(a) or Section 7.3(b) not to be satisfied and such breach shall not have been cured within ten (10) Business Days of receipt by the Company of written notice of such breach if such breach is capable of cure; provided, that the right to terminate this Agreement by the Purchaser shall not be available to the Purchaser if the Purchaser is at that time in material breach of this Agreement, (ii) the Company Board shall have withdrawn or modified, or proposed publicly to withdraw or modify, the Company Board Approval in a manner adverse to the Purchaser or (iii) the Company Board shall have approved or recommended, or proposed publicly to approve or recommend, a Takeover Proposal, or within five (5) days of a written request by the Purchaser for the Company Board to reaffirm the Company Board Approval following the date on which any Takeover Proposal, or any material modification thereto, is first publicly announced, published or sent to the Company Stockholders, the Company fails to issue a press release that reaffirms the Company Board Approval (which request may only be made once with respect to such Takeover Proposal absent further material changes or amendments in such Company Takeover Proposal);
          (d) by the Company at any time prior to the Closing Date, if the Purchaser shall have breached any of its representations, warranties or obligations hereunder to an extent that would cause the conditions set forth in subsections (e) or (f) of Annex I not to be satisfied and such breach shall not have been cured within ten (10) Business Days following receipt by the Purchaser of written notice of such breach if such breach is capable of cure; provided, that the right to terminate this Agreement by the Company shall not be available to the Company if the Company is at that time in material breach of this Agreement;
          (e) by the Company at any time prior to the Acceptance Date to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 5.3; provided, that the Company has complied in all material respects with the provisions of Section 5.3, including without limitation the provisions of Sections 5.3(e)(y) and 5.3(e)(z); and
          (f) by either the Purchaser or the Company prior to the Acceptance Date if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Contemplated Transactions (i) as violative of any Antitrust Law or (ii) for any reason other than under any Antitrust Law, and, in either case, such order, decree, ruling or other action shall have become final and non-appealable.
          8.2 Effect of Termination; Termination Fee. In the event of termination of this Agreement in accordance with Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Purchaser or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of Section 6.6 (Public Disclosure), this Section 8.2, Section 8.3 (Termination Fees), Article IX (Definitions) and Article X (General Provisions) (other than Section 10.12 (Specific Performance)) shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party from liability for fraud in connection with this Agreement or the Contemplated Transactions.
          8.3 Termination Fees. Subject to subsections (a), (b), (c), (d) and (e) of this Section 8.3, whether or not the Contemplated Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including the fees and expenses of its advisers, brokers, finders, agents, accountants and legal counsel) shall be paid by the party incurring such expense.
          (a) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(e), then upon such termination the Company shall pay or cause to be paid by wire transfer of same-day funds to the Purchaser a termination fee of $1.6 million (the “Termination Fee”).
          (b) In the event that the Purchaser shall terminate this Agreement pursuant to Section 8.1(c)(i) as a result of a breach by the Company of Section 5.3, Section 6.1(a), the first sentence of Section 6.2(b) or the first two sentences of Section 6.3 (as specified in the termination notice from the Purchaser to the Company in accordance with Section 8.1(c)(i)), then upon such termination the Company shall pay or cause to be paid by wire transfer of same-day funds to the Purchaser the Termination Fee.
          (c) In the event (A) a Person makes a Takeover Proposal or publicly discloses its intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal and, thereafter, this Agreement is terminated pursuant to (y) Section 8.1(c)(ii) or (iii) or (z) Section 8.1(b) because the Minimum Condition (as defined in Annex I) fails to be satisfied and (B) within twelve (12) months of such termination, the Company consummates the transactions contemplated by such Takeover Proposal, then the Company shall, on the date such Takeover Proposal is consummated, pay or cause to be paid by wire transfer of same-day funds the Termination Fee to the Purchaser.
          (d) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d), then upon such termination the Purchaser shall pay or cause to be paid by wire transfer of same-day funds to the Company the Termination Fee.

          (e) In the event the Company shall terminate this Agreement pursuant to Section 8.1(b) then upon such termination the Purchaser shall pay or cause to be paid by wire transfer of same-day funds to the Company the Termination Fee; provided, however, that the Termination Fee shall only be payable pursuant to this Section 8.3(e) if any of the conditions set forth in subsection (h) or subsection (i) of Annex I shall not have been satisfied as of the Outside Date; and
          (f) In no event shall any party be obligated to pay to the other party under this Section 8.3 an aggregate amount in excess of the Termination Fee. A party’s payment of the Termination Fee pursuant to this Section 8.3 shall be the sole and exclusive remedy of the other party with respect to the occurrences giving rise to such payment.
ARTICLE IX
DEFINITIONS
          9.1 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):
          “Acceptance Date” is defined in Section 6.1(a).
          “Additional Share Notice” is defined in Section 2.3(a).
          “Affiliate” of a Person means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.
          “Affiliate Transactions” is defined in Section 3.19.
          “Agreement” is defined in the Preamble.
          “Antitrust Law” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger, acquisition or other similar transaction.
          “Assets” is defined in Section 3.14.
          “Authorizations” is defined in Section 3.12(b).
          “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to be closed.

          “Cambridge Defendants” means Jean-Claude Saada, Cambridge Onalp, Inc.; Cambridge Nassau Bay GP LLC; 6000 Greenville, Inc.; Allen MOB, Inc.; 5280 Medical Drive, Inc.; Cambridge Tarrant, Inc.; CHMP Manager, LLC; Cambridge B/R, Inc.; Cambridge-Greenville Dallas, LLC; PMC Cambridge of Plano, Ltd.; Cambridge-Crown Atrium, LLC; and Cambridge North Texas Holdings, LLC.
          “Cambridge Entities” means Cambridge Nassau Bay LP; Cambridge Howell Medical Plaza, LLC; Cambridge Walnut Hill, L.P.; Cambridge Allen Partners, L.P.; Cambridge Plano Partners MOB IV, L.P.; Cambridge Westgate Medical Center, L.P.; Cambridge Gorbutt MOB, L.P.; and Cambridge Southlake Partners, L.P.
          “Cambridge Holdings” means Cambridge Holdings, Inc.
          “Cambridge Litigation” means the judicial proceedings captioned Care Investment Trust, Inc. v. Jean-Claude Saada, et al. (No. 3:09-cv-02256-K) pending in the United States District Court for the Northern District of Texas between the Company, CIT Healthcare LLC, Flint D. Besecker and ERC Sub, L.P., on the one hand, and the Cambridge Defendants, on the other hand, or any disputes that arise out of or are the subject of such judicial proceedings or any results of such judicial proceedings, or any other disputes or proceedings between the Company or any of its Subsidiaries, on the one hand, and any of Cambridge Holdings, any of the Cambridge Defendants or any of the Cambridge Entities or any Affiliates of any of the foregoing (collectively, the “Cambridge Parties”), on the other hand, relating to or arising out of the ownership interest of ERC Sub, L.P. in any Cambridge Entity or the ownership of any partnership interests in ERC Sub, L.P. by any of the Cambridge Parties.
          “Cambridge Parties” is defined in the definition of Cambridge Litigation.
          “Chosen Courts” is defined in Section 10.11.
          “Closing” is defined in Section 2.2.
          “Closing Date” is defined in Section 2.2.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Company” is defined in the Preamble.
          “Company Benefit Plans” means any employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Company or any of its Subsidiaries.

          “Company Board” is defined in the Recitals.
          “Company Board Approval” is defined in Section 3.3(c).
          “Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended from time to time.
          “Company Charter” means the Articles of Amendment and Restatement of the Company, as amended from time to time.
          “Company Common Stock” is defined in Section 3.2(a).
          “Company Consents” is defined in Section 3.4.
          “Company Disclosure Schedule” is defined in Article III.
          “Company Financial Statements” is defined in Section 3.5(b).
          “Company Material Adverse Effect” means any effect that is material and adverse to the assets, business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or that prevents or materially delays or materially impairs the ability of the Company to consummate the Contemplated Transactions; provided, however, that no effect resulting from or relating to the following shall constitute, or be taken into account in determining whether there is or has been, a Company Material Adverse Effect:
               (i) changes in conditions generally affecting the industry in which the Company operates or the United States or global economy;
               (ii) general political, economic or business conditions or changes therein (including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God);
               (iii) general financial or capital market conditions, including interest rates, or changes therein;
               (iv) any changes in applicable Law, rules, regulations, or GAAP or other accounting standards, or authoritative interpretations thereof, after the date of this Agreement;
               (v) the negotiation, execution, announcement or performance of this Agreement or the performance or consummation of the Contemplated Transactions, any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lenders, investors or employees;

               (vi) any failure by the Company or any of its Affiliates to meet any analysts’ expectations or estimates of revenues or earnings, including any failure arising out of changes in the business of the Company or any of its Affiliates or any changes in their respective credit ratings;
               (vii) any action or omission required pursuant to the terms of this Agreement, or pursuant to the express written request of the Purchaser, or any action otherwise taken by the Purchaser;
               (viii) a decrease in the market price of the shares of Company Common Stock; provided, that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any change or effect underlying such a decrease in market price has resulted in, or contributed to, a Company Material Adverse Effect; or
               (ix) the existence of the Cambridge Litigation or any settlement thereof or any other actions taken or omitted to be taken by the Company or any of its Subsidiaries or any of the Cambridge Parties relating to the ownership interest of ERC Sub, L.P. in any Cambridge Entity or the ownership of any partnership interests in ERC Sub, L.P. by any of the Cambridge Parties;
provided, further, however, that changes, events, occurrences or effects set forth in clause (i), (ii), (iii) or (iv) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such changes, events, occurrences or effects have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate, but only to the extent of such materially disproportionate adverse effect as compared to such other participants; provided, further, however, that the exceptions in clauses (vi) and (viii) shall not prevent or otherwise affect a determination that the underlying cause of any decline, change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (i) through (ix) above) is a Company Material Adverse Effect.
          “Company Performance Share Awards” means the performance share awards granted pursuant to the Care Investment Trust Equity Plan.
          “Company Preferred Stock” is defined in Section 3.2(a).
          “Company Representatives” is defined in Section 5.3(a).
          “Company Restricted Shares” means the restricted shares of Company Common Stock granted pursuant to the Care Investment Trust Inc. Equity Plan.
          “Company RSU” means the restricted stock units of the Company granted pursuant to the Care Investment Trust Inc. Equity Plan.
          “Company SEC Documents” is defined in Section 3.5(a).

          “Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon to approve each of the Stockholder Proposals.
          “Company Stockholders” means the holders of issued and outstanding shares of Company Common Stock.
          “Company Stockholders’ Meeting” is defined in Section 6.3.
          “Company Warrants” means all warrants to purchase shares of Company Common Stock.
          “Compensation Arrangement” means each Company Benefit Plan pursuant to which consideration is payable to any officer, director or employee.
          “Compensation Arrangement Approvals” means action by the Compensation Committee to approve each Compensation Arrangement as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such Compensation Arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act.
          “Compensation Committee” means the Compensation Committee of the Company Board or any successor committee thereto.
          “Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 3, 2010, between the Purchaser and the Company, as it may be amended from time to time.
          “Contemplated Transactions” means all of the transactions contemplated to be consummated under this Agreement and the Related Agreements, including the Sale Transaction and the Offer.
          “Contract” means a note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation, whether written or oral.
          “ERISA” is defined in the definition of Company Benefit Plans.
          “Escrow Agent” means The Bank of New York Mellon.
          “Escrow Agreement” means the Escrow Agreement between the Purchaser, Seller and the Escrow Agent dated as of the date hereof and attached hereto as Exhibit A.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          “Expiration Date” is defined in Section 6.1(c).
          “Fully-Diluted Basis” means, as of the time of determination, that number of shares of Company Common Stock that are then issued and outstanding, plus that number of shares of Company Common Stock then issuable upon the exercise of any outstanding options, warrants or other rights to acquire shares of Company Common Stock (regardless of whether or not such options, warrants or other rights are subject to further restrictions on exercise or “vesting”), but only to the extent that the per share exercise price or other consideration payable to acquire such shares of Company Common Stock is equal to or less than the last reported closing price of a share of the Company Common Stock on the NYSE on the Business Day immediately prior to the Closing Date, as reported on the composite index for the NYSE.
          “GAAP” means United States generally accepted accounting principles.
          “Governmental Entity” means any domestic, foreign or supranational government or subdivision thereof, administrative, governmental, prosecutorial or regulatory authority, agency, commission, court, tribunal or body or self-regulatory organization.
          “Governmental Order” means any order, writ, judgment, injunction or decree entered by or with any Governmental Entity.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Indemnified Party” is defined in Section 6.9(b).
          “Joint Written Direction” is defined in Section 2.3(a).
          “Knowledge” or “Known” means, with respect to the Company or the Purchaser, the actual knowledge after reasonable inquiry, as of the date of this Agreement, of any of those Persons set forth in Section 9.1(a) or 9.1(b) of the Company Disclosure Schedule or the Purchaser Disclosure Schedule, respectively.
          “Laws” means all federal, state, local and foreign statutes, laws, codes, rules, regulations and ordinances.
          “Leases” is defined in Section 3.14.
          “Lien” means any charge, claim, community property interest or similar equitable interest, lien, option, pledge, security interest, right of first refusal, encumbrance or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.
          “Material Contract” is defined in Section 3.13(a).

          “Maximum Amount” means $60,430,932.
          “Meeting Date” is the date on which the Company Stockholders’ Meeting is held.
          “MGCL” means the Maryland General Corporation Law, as amended.
          “Minimum Condition” is defined in Annex I.
          “NYSE” means the New York Stock Exchange.
          “Offer” is defined in the Recitals.
          “Offer Conditions” is defined in Section 6.1(a).
          “Offer Documents” is defined in Section 6.1(d).
          “Offer Price” means $9.00 per share of Company Common Stock (as such amount may be adjusted pursuant to Section 6.1(e)).
          “Offer to Purchase” is defined in Section 6.1(d).
          “Outside Date” is defined in Section 6.1(c).
          “Paying Agent” means the paying agent engaged by the Company for the purpose of consummating the Offer.
          “Permitted Liens” means any Liens that are (i) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or similar common law or statutory Liens or encumbrances arising in the ordinary course of business which are not delinquent or remain payable without penalty, and (ii) encumbrances for Taxes and other assessments or governmental charges or levies not yet due and delinquent or for Taxes that are contested in good faith.
          “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other legal entity or Governmental Entity.
          “Plan of Liquidation” means the Plan of Liquidation approved by the Company Stockholders on January 28, 2010 as more fully described in Exhibit A to the Company’s proxy statement filed with the SEC on December 28, 2009.
          “Pre-Closing Date” is defined in Section 2.1.
          “Proxy Statement” is defined in Section 6.2(b).
          “Purchase Price” means the product of (i) $9.00, multiplied by (ii) the Share Quantity.

          “Purchased Shares” is defined in Section 1.1.
          “Purchaser” is defined in the Preamble.
          “Purchaser Consents” is defined in Section 4.3.
          “Purchaser Disclosure Schedule” is defined in Article IV.
          “Purchaser Material Adverse Effect” means any material adverse effect on the ability of the Purchaser to timely consummate the Contemplated Transactions or otherwise comply, in all material respects, with the terms and conditions of this Agreement.
          “Purchaser Representatives” is defined in Section 6.5.
          “Registration Rights Agreement” means that certain Registration Rights Agreement between the Company and the Purchaser dated as of the date hereof attached hereto as Exhibit B.
          “Regulation M-A” means 17 CFR § 229.1000, et seq.
          “Regulation S-K” means 17 CFR § 229.10, et seq.
          “Regulation S-X” means 17 CFR § 210.1-01, et seq.
          “REIT” is defined in Section 3.9(i).
          “Related Agreements” means the Registration Rights Agreement and the Escrow Agreement.
          “Sale Transaction” is defined in the Recitals.
          “SEC” means the Securities and Exchange Commission.
          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Share Quantity” means 4,445,000; provided, that (i) if more than 18,000,000 shares of Company Common Stock are validly tendered (and not withdrawn) as of the expiration of the Offer, then Share Quantity shall mean the sum of (x) 4,445,000, plus (y) the difference between 18,000,000 and the actual number of shares of Company Common Stock that are validly tendered (and not withdrawn) as of the expiration of the Offer, and (ii) if less than 16,500,000 shares of Company Common Stock are validly tendered (and not withdrawn) as of the expiration of the Offer, then Share Quantity shall mean, at the option of the Purchaser, either (A) 4,445,000, or (B) that number of shares of the Company Common Stock that would have to be newly issued by the Company to the Purchaser pursuant to the Sale Transaction in order to represent, on a

Fully-Diluted Basis and determined after giving pro forma effect to the consummation of the Contemplated Transactions, up to 53.4% of the shares of Company Common Stock.
          “Stockholder Proposals” is defined in Section 6.3.
          “SOX” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.
          “Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other entity in which such Person (a) owns, directly or indirectly, 50% or more of the outstanding voting securities or equity interests and (b) is a general partner, managing member or otherwise manages the business and operations of such entity.
          “Superior Proposal” is defined in Section 5.3(d).
          “Takeover Proposal” is defined in Section 5.3(d).
          “Takeover Statute” is defined in Section 3.3(c).
          “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes (including estimated taxes), charges, levies or like assessments, together with all penalties and additions to tax and interest thereon.
          “Tax Proceedings” is defined in Section 3.9(b).
          “Tax Returns” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to, or required to be supplied to, a Governmental Entity.
          “Termination Fee” is defined in Section 8.3(a).
          “Third Party” is defined in Section 5.3(d).
ARTICLE X
GENERAL PROVISIONS
          10.1 Survival of Representations, Warranties and Agreements. The representations, warranties and agreements set forth in this Agreement shall terminate at Closing, except that the agreements set forth in Article I (Purchase and Sale), Section 6.9 (Director and Officer Indemnification) and this Article X shall survive the Closing Date.
          10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered personally, telecopied (with confirmation), or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to the Purchaser, to:

Tiptree Financial Partners, L.P. 780 Third Avenue New York, NY 10017 Attention: Chief Executive Officer Fax: 212-758-8431

with a copy to:

Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Attention: Michael R. Littenberg Fax: 212-593-5955

and

(b)	if to the Company, to:

Care Investment Trust Inc. 505 Fifth Avenue New York, NY 10017 Attention: Chief Executive Officer Fax: 800-576-3021

with a copy to:

McDermott Will & Emery LLP 600 13th Street, N.W. Washington, DC 20005 Attention: Karen Dewis Fax: (202) 756-8087
          10.3 Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The phrase “the date of this Agreement” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, (i) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation,” (ii) the word “or” shall not be exclusive, (iii) the words “hereof,” “herein” and “hereby” and words of similar import refer to this Agreement as a whole (including any Exhibits and Schedules hereto) and not to any particular provisions of this Agreement, (iv) all references to any period of days shall be to the relevant number of calendar days unless otherwise specified, (v) all references to dollars or to “$” shall be references to United States dollars and (vi) all accounting terms shall have their respective meanings under GAAP.
          10.4 Disclosure Schedules. Disclosure of any matter in any section of the Company Disclosure Schedule or the Purchaser Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other Section. The mere inclusion of an item in such Company Disclosure Schedule or Purchaser Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable.
          10.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. facsimile or PDF transmission of any signature will be deemed the same as delivery of an original.
          10.6 Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Related Agreements, the Exhibits, the Schedules, the Company Disclosure Schedule and the Purchaser Disclosure Schedule, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.
          10.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.
          10.8 Amendments and Waivers. Except as otherwise expressly provided herein, any provision of this Agreement may be amended or waived prior to the Closing Date if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that an amendment made subsequent to the approval of this Agreement and the Contemplated Transactions by the Company Stockholders shall not (i) alter or change the Purchase Price or the Offer Price or (ii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of Company Common Stock in any material respect. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
          10.9 Remedies Cumulative. Except as otherwise stated herein, the rights and remedies hereunder provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.
          10.10 Third Party Beneficiaries. Except for (a) the right of the Company on behalf of the Company Stockholders to pursue damages in the event of the Purchaser’s breach of any covenant or agreement contained in this Agreement and (b) the provisions of Section 6.9 (Director and Officer Indemnification), this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
          10.11 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to the principles of conflict of laws to the extent that such principles would permit or require the application of Laws of another jurisdiction. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Contemplated Transactions, exclusively in the United States District Court for the Southern District of New York (or if subject matter jurisdiction before the federal court does not exist, then before the New York State Supreme Court for the Borough of Manhattan, in New York, New York) (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.2 of this Agreement. Each party hereto irrevocably designates CT Corporation as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Contemplated Transactions.
          10.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser, on the one hand, and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions of this Agreement. Each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.
          10.13 Rules of Construction. The parties hereto have participated jointly and been represented by counsel in the negotiation and drafting of this Agreement and, therefore, this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation in favor of or against any party by virtue of the authorship of any provision of this Agreement.
          10.14 Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT WHICH ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NON-COMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.
          10.15 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
[remainder of page intentionally blank]

          IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CARE INVESTMENT TRUST INC.
By:	/s/ Torey Riso
	Name:	Torey Riso
	Title:	Chief Executive Officer and President

TIPTREE FINANCIAL PARTNERS, L.P.
By:	/s/ Geoffrey Kauffman
	Name:	Geoffrey Kauffman
	Title:	President and Chief Operating Officer

[Signature Page to Purchase and Sale Agreement]

ANNEX I
CONDITIONS OF THE OFFER
          Notwithstanding any other provisions of the Offer, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered shares of Company Common Stock and may (subject to Section 6.1 of the Agreement) terminate the Offer if (i) there shall not be validly tendered (and not withdrawn) prior to the Expiration Date for the Offer 10,300,000 shares of Company Common Stock (the “Minimum Condition”) or (ii) any of the following additional conditions shall not have been satisfied as of the Acceptance Date:
          (a) Maximum Amount and Joint Written Direction. (i) The Purchaser shall have delivered the Maximum Amount to the Escrow Agent in accordance with Section 2.1 of the Agreement, to be held and released by the Escrow Agent in accordance with the terms of the Escrow Agreement, and (ii) the Joint Written Direction shall have been delivered to the Escrow Agent in accordance with Section 2.3(a) of the Agreement.
          (b) Stockholder Approval. The Company Stockholder Approval shall have been obtained.
          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction preventing the consummation of the Contemplated Transactions shall be in effect; nor shall there be any statute, rule, regulation or order enacted, entered, or enforced which prevents or prohibits the consummation of the Contemplated Transactions.
          (d) Governmental Approval. Any waiting period applicable to the Contemplated Transactions under the HSR Act shall have expired or been terminated and any approvals and consents required to be obtained before the Contemplated Transactions can be consummated under any other Antitrust Law shall have been obtained.
          (e) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser contained in the Agreement are true and correct, except where the failure of such representations and warranties to be true and correct, taken as a whole, would not reasonably be expected to have a Purchaser Material Adverse Effect.
          (f) Performance of Obligations. Each of the covenants and obligations that the Purchaser is required to perform or to comply with pursuant to the Agreement at or prior to the Acceptance Date shall have been duly performed or complied with in all respects, except to the extent the non-performance thereof would not be material to the Contemplated Transactions.
          (g) Related Agreements. The Escrow Agreement shall be in full force and effect.
          (h) Consents. Each of the Purchaser Consents set forth in Section 4.3 of the Purchaser Disclosure Schedule and each of the Company Consents set forth in Section 7.3(d) of the Company Disclosure shall have been obtained.

          (i) No MAE. Since the date of the Agreement, there shall not have occurred any change, event or development that has had or would reasonably be expected to have a Purchaser Material Adverse Effect.
          The foregoing conditions are for the benefit of the Company and, subject to Section 6.1, may be waived by the Company, in whole or in part at any time and from time to time; provided, however, the express written consent of the Purchaser is required in connection with any waiver of the Minimum Condition, or of conditions set forth in paragraphs (b), (c) or (d) hereof. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
          Capitalized terms used but not defined in this Annex I shall have the meanings set forth in the Purchase and Sale Agreement to which this Annex I is attached.

EXHIBIT A
ESCROW AGREEMENT

THE
BANK OF
NEW
YORK

ESCROW AGREEMENT
among
CARE INVESTMENT TRUST, INC.
and
TIPTREE FINANCIAL PARTNERS, L.P.
and
THE BANK OF NEW YORK MELLON, as Escrow Agent
Dated as of March 16, 2010
ACCOUNT NUMBER(S):
SHORT TITLE OF ACCOUNT: ESCROW ACCOUNT

ESCROW AGREEMENT made this 16th day of March, 2010, entered into by and among THE BANK OF NEW YORK MELLON, as escrow agent (the “Escrow Agent”), CARE INVESTMENT TRUST INC. (the “Beneficiary” or the “Company”) and TIPTREE FINANCIAL PARTNERS, L.P. (the “Depositor”).
Each of Beneficiary, Depositor and the Escrow Agent hereby agree that, in consideration of the mutual promises and covenants contained herein, Escrow Agent shall hold in escrow and shall distribute Escrow Property (as defined herein) in accordance with and subject to the following Instructions and Terms and Conditions:
I. INSTRUCTIONS:
1. Escrow Property
The property and/or funds deposited or to be deposited with the Escrow Agent by Depositors shall be as follows:
The amount of cash identified next to the name of the Depositor on Schedule 1 attached hereto, which cash shall be delivered by the Depositor to the Escrow Agent in accordance with Section 2.1 of the Purchase and Sale Agreement to which this Escrow Agreement is attached (the “Purchase and Sale Agreement”), by wire transfer of immediately available funds (the date on which such cash is deposited, each, a “Deposit Date”). The account details for such wire transfer are as follows:
The Bank of New York Mellon
500 Ross Street
Pittsburgh, PA 15262-00001
ABA Number:
Acct. Number:
Acct. Name:
Ref:
Attn: Siew Chin Chow 201-680-4047
For the avoidance of doubt, cash may be deposited by the Depositor on one or more occasions pursuant to Section 2.1 of the Purchase and Sale Agreement.
The foregoing property and/or funds, plus all interest, dividends and other distributions and payments thereon (collectively the “Distributions”) received by Escrow Agent, less any property and/or funds distributed or paid in accordance with this Escrow Agreement, are collectively referred to herein as “Escrow Property”.
2. Investment of Escrow Property
Depositors are to select one of the following options:
(a)	~~Escrow Agent shall have no obligation to pay interest on or to invest or reinvest any Escrow Property deposited or received~~
~~hereunder.~~

(b)	If any Escrow Property is comprised of cash, the Escrow Agent shall invest or reinvest Escrow Property without distinction between principal and income, in the following:

One or more short-term market instruments including but not limited to marketable obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, bank instruments, corporate debt securities issued by U.S. or foreign companies, commercial paper, demand instruments, adjustable rate obligations, asset-backed securities, restricted securities, fully collateralized repurchase agreements or money market funds subject to the requirements of the Investment Company Act of 1940, as amended, invested in any one or more of the aforementioned types of instruments.
Escrow Agent shall have no liability for any loss arising from or related to any such investment other than in accordance with paragraph 4 of the Terms and Conditions.
3. Distribution of Escrow Property
     With respect to any cash deposited by Depositor on any Deposit Date, the Escrow Agent is directed to hold and distribute such Escrow Property in the following manner:
Upon receipt of a Joint Written Direction, substantially in the form attached hereto as Exhibit A (the “Joint Written Direction”) executed by each of Depositor and Beneficiary following such Deposit Date, the Escrow Agent shall distribute (i) to the account designated by the Beneficiary that portion of the Escrow Property designated in such Joint Written Direction as being payable to or for the benefit of the Beneficiary, and (ii) to the Depositor, the balance of the Escrow Property. Once delivered to the Escrow Agent, a Joint Written Direction may not be amended, modified or rescinded unless executed by each of the Depositor and the Beneficiary. Any distribution to or for the benefit of the Beneficiary and the Depositor shall be made by wire transfer of immediately available funds to the accounts designated with respect to each of Beneficiary and Depositor in writing to the Escrow Agent.
Notwithstanding the foregoing, if a Joint Written Direction is not delivered to the Escrow Agent within three (3) days after such Deposit Date, then the Escrow Agent shall distribute all of the Escrow Property to the Depositor by wire transfer of immediately available funds to the account of the Depositor designated in writing by the Depositor to the Escrow Agent.
4. Addresses
     Notices, instructions and other communications shall be sent to:
To the Escrow Agent:
The Bank of New York Mellon
Attn: Jaddiel Ramos
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310 USA
Facsimile: 412-209-2046
with a copy to its counsel:
The Bank of New York Mellon
Attn: Legal Department
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310 USA
Facsimile: 201-680-4610
To Depositors:
Chief Executive Officer,
Tiptree Financial Partners, LP,
780 Third Avenue,
New York, NY 10017,
Fax Number 212-758-8431
with a copy to its counsel:
Michael R. Littenberg,
Schulte Roth & Zabel LLP,
919 Third Avenue,
New York, NY 10022,
Fax Number 212-593-5955
To Beneficiary:
Care Investment Trust Inc.
505 Fifth Avenue
New York, NY 10017
Attention:     Chief Executive Officer
Fax:               800-576-3021
with a copy to its counsel:

Karen Dewis,
McDermott Will & Emery LLP,
600 13th Street, N.W.,
Washington, D.C. 20005,
Fax Number 202-756-8087
5. Distribution of Escrow Property Upon Termination
          This Escrow Agreement shall terminate on the earlier of (i) if a Joint Written Direction is delivered to the Escrow Agent in accordance with Section 3 above, the date on which distributions are made in accordance with Section 3 above, and (ii) if a Joint Written Direction is not delivered to the Escrow Agent in accordance with Section 3 above, August 31, 2010 or such later date as agreed upon by the Beneficiary and the Depositor. Upon termination hereof, the Escrow Agent shall distribute all of the Escrow Property, if any, to the Depositor by wire transfer of immediately available funds to the account of the Depositor designated in writing by the Depositor to the Escrow Agent.
6. Compensation
(a)	At the time of execution of this Escrow Agreement, the Company shall pay Escrow Agent an escrow fee of $0.00.

(b)	The Company shall pay all activity charges as per Escrow Agent’s current fee schedule.

(c)	The Company shall be responsible for and shall reimburse Escrow Agent upon demand for all expenses, disbursements and advances incurred or made by Escrow Agent in connection with this Agreement.

II. TERMS AND CONDITIONS:
1.	The duties, responsibilities and obligations of Escrow Agent shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied. Escrow Agent shall not be subject to, nor required to comply nor deemed to have any knowledge of any of the terms of any other agreement between the Depositor and the Beneficiary or to which the Depositor or the Beneficiary are a party, even though reference thereto may be made herein, or to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Escrow Agreement) from the Depositor or the Beneficiary or any person acting on their behalf. Escrow Agent shall not be required to, and shall not, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder.

2.	This Agreement is for the exclusive benefit of the parties hereto and their respective successors hereunder, and shall not be deemed to give, either express or implied, any legal or equitable right, remedy, or claim to any other entity or person whatsoever.

3.	If at any time Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects Escrow Property (including but not limited to orders of attachment or garnishment or other forms of levies or injunctions or stays relating to the transfer of Escrow Property), Escrow Agent is authorized to comply therewith in any manner as it or its legal counsel of its own choosing deems appropriate; and if Escrow Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

4.	(a) Escrow Agent shall not be liable for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties hereunder in the absence of gross negligence or willful misconduct on its part. In no event shall Escrow Agent be liable (i) for acting in accordance with or relying upon any instruction, notice, demand, certificate or document from the Depositor and the Beneficiary or any person acting on behalf of the Depositor or the Beneficiary, (ii) for any consequential, punitive, indirect, incidental or special loss or damages of any kind whatsoever to any person or entity (including without limitation lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage, (iii) for the acts or omissions of its nominees, correspondents, designees, subagents or subcustodians, or (iv) for an amount in excess of the value of the Escrow Property, valued as of the date of deposit.

(b) If any fees, expenses or costs incurred by, or any obligations owed to, Escrow Agent hereunder are not promptly paid when due, Escrow Agent may reimburse itself therefor from the Escrow Property and may sell, convey or otherwise dispose of any Escrow Property for such purpose.

(c) As security for the due and punctual performance of the Depositors’ and the Beneficiary’s obligations to Escrow Agent hereunder, now or hereafter arising, the Depositor and the Beneficiary, individually and collectively, hereby pledge, assign and grant to Escrow Agent a continuing security interest in, and a lien on, the Escrow Property and all Distributions thereon or additions thereto (whether such additions are the result of deposits by Depositors or the investment of Escrow Property). The security interest of Escrow Agent shall at all times be valid, perfected and enforceable by Escrow

Agent against the Depositor and the Beneficiary and all third parties in accordance with the terms of this Escrow Agreement.

(d) Escrow Agent may consult with legal counsel at the expense of the Company as to any matter relating to this Escrow Agreement, and Escrow Agent shall not incur any liability in acting in good faith in accordance with any advice from such counsel.

(e) Escrow Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility).

5.	Unless otherwise specifically set forth herein, Escrow Agent shall proceed as soon as practicable to collect any checks or other collection items at any time deposited hereunder. All such collections shall be subject to Escrow Agent’s usual collection practices or terms regarding items received by Escrow Agent for deposit or collection. Escrow Agent shall not be required, or have any duty, to notify anyone of any payment or maturity under the terms of any instrument deposited hereunder, nor to take any legal action to enforce payment of any check, note or security deposited hereunder or to exercise any right or privilege which may be afforded to the holder of any such security.

6.	Escrow Agent shall provide to the Depositor and Beneficiary monthly statements identifying transactions, transfers or holdings of Escrow Property and each such statement shall be deemed to be correct and final upon receipt thereof by the Depositor and the Beneficiary unless Escrow Agent is notified in writing to the contrary within thirty (30) business days of the date of such statement.

7.	Escrow Agent shall not be responsible in any respect for the form, execution, validity, value or genuineness of documents or securities deposited hereunder, or for any description therein, or for the identity, authority or rights of persons executing or delivering or purporting to execute or deliver any such document, security or endorsement.

8.	Notices, instructions or other communications shall be in writing and shall be given to the address set forth in the “Addresses” provision herein (or to such other address as may be substituted therefor by written notification to the Escrow Agent, the Depositor or the Beneficiary). Escrow Agent is authorized to comply with and rely upon any notices, instructions or other communications believed by it to have been sent or given by the Depositor and the Beneficiary or by a person or persons authorized by the Depositor and the Beneficiary on their respective behalf. Whenever under the terms hereof the time for giving a notice or performing an act falls upon a Saturday, Sunday, or banking holiday, such time shall be extended to the next day on which Escrow Agent is open for business.

9.	The Beneficiary shall be liable for and shall reimburse and indemnify Escrow Agent and hold Escrow Agent harmless from and against any and all claims, losses, liabilities, costs, damages or expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising from or in connection with or related to this Escrow Agreement or being Escrow Agent hereunder (including but not limited to Losses incurred by Escrow Agent in connection with its successful defense, in whole or in part, of any claim of gross negligence or willful misconduct on its part); provided, however, that nothing contained herein shall require Escrow Agent to be indemnified for Losses caused by its gross negligence or willful misconduct.

10.	(a) The Depositor and the Beneficiary may, by mutual agreement, remove the Escrow Agent at any time by giving to the Escrow Agent thirty (30) calendar days’ prior notice in writing signed by each of the Depositor and the Beneficiary. The Escrow Agent may resign at any time by giving two calendar days’ prior written notice thereof.

(b) Within ten (10) calendar days after giving the foregoing notice of removal to Escrow Agent or receiving the foregoing notice of resignation from Escrow Agent, each of the Depositor and the Beneficiary jointly agree on and appoint a successor Escrow Agent. If a successor Escrow Agent has not accepted such appointment by the end of such 10-day period, Escrow Agent may, in its sole discretion, deliver the Escrow Property to the Beneficiary at the address provided herein or may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent or for other appropriate relief. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Escrow Agent in connection with such proceeding shall be paid by, and be deemed a joint and several obligation of, each of the Depositor and the Beneficiary.

(c) Upon receipt of the identity of the successor Escrow Agent, Escrow Agent shall either deliver the Escrow Property then held hereunder to the successor Escrow Agent, less Escrow Agent’s fees, costs and expenses or other obligations owed to Escrow Agent, or hold such Escrow Property (or any portion thereof), pending distribution, until all such fees, costs and expenses or other obligations are paid.

(d) Upon delivery of the Escrow Property to successor Escrow Agent, Escrow Agent shall have no further duties, responsibilities or obligations hereunder.

11.	(a) In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by Escrow Agent hereunder, Escrow Agent may, in its sole discretion, refrain from taking any action other than retain possession of the Escrow Property, unless Escrow Agent receives written instructions, signed by each of the Depositor and the Beneficiary, which eliminates such ambiguity or uncertainty.

(b) In the event of any dispute between or conflicting claims by or among the Depositor and/or the Beneficiary and/or any other person or entity with respect to any Escrow Property, Escrow Agent shall be entitled, in its sole discretion, to refuse to comply with any and all claims, demands or instructions with respect to such Escrow Property so long as such dispute or conflict shall continue, and Escrow Agent shall not be or become liable in any way to the Depositor or the Beneficiary for failure or refusal to comply with such conflicting claims, demands or instructions. Escrow Agent shall be entitled to refuse to act until, in its sole discretion, either (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of a court of competent jurisdiction, which order, judgment or decree is not subject to appeal, or settled by agreement between the conflicting parties as evidenced in a writing satisfactory to Escrow Agent or (ii) Escrow Agent shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all Losses which it may incur by reason of so acting. Escrow Agent may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such proceeding shall be paid by, and shall be deemed a joint and several obligation of, the Depositor and the Beneficiary.

12.	This Escrow Agreement shall be interpreted, construed, enforced and administered in accordance with the internal substantive laws (and not the choice of law rules) of the State of New York, without regard to the principles of conflict of laws to the extent that such principles would permit or require the application of laws of another jurisdiction. Each of the Depositor and the Beneficiary hereby submits to the personal jurisdiction of and each agrees that all proceedings relating hereto shall be brought in courts located within the City and State of New York or elsewhere as Escrow Agent may select. Each of the Depositor and the Beneficiary hereby waives the right to trial by jury and to assert counterclaims in any such proceedings. To the extent that in any jurisdiction the Depositor or the Beneficiary may be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (whether before or after judgment) or other legal process, each hereby irrevocably agrees not to claim, and hereby waives, such immunity. Each of the Depositor and the Beneficiary waives personal service of process and consents to service of process by certified or registered mail, return receipt requested, directed to it at the address last specified for notices hereunder, and such service shall be deemed completed ten (10) calendar days after the same is so mailed.

13.	Except as otherwise permitted herein, this Escrow Agreement may be modified only by a written amendment signed by all the parties hereto, and no waiver of any provision hereof shall be effective unless expressed in a writing signed by the party to be charged.

14.	The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies. The waiver of any right or remedy hereunder shall not preclude the subsequent exercise of such right or remedy.

15.	Each of the Depositor and the Beneficiary hereby represents and warrants (a) that this Escrow Agreement has been duly authorized, executed and delivered on its behalf and constitutes its legal, valid and binding obligation and (b) that the execution, delivery and performance of this Escrow Agreement by each of the Depositor and the Beneficiary do not and will not violate any applicable law or regulation.

16.	The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be enforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

17.	This Escrow Agreement shall constitute the entire agreement of the parties with respect to the subject matter and supersedes all prior oral or written agreements in regard thereto.

18.	This Escrow Agreement shall terminate upon the distribution of all Escrow Property from the Account. The provisions of these Terms and Conditions shall survive termination of this Escrow Agreement and/or the resignation or removal of the Escrow Agent.

19.	No printed or other material in any language, including prospectuses, notices, reports, and promotional material which mentions “The Bank of New York Mellon” by name or the rights, powers, or duties of the Escrow Agent under this Escrow Agreement shall be issued by any other parties hereto, or on such party’s behalf, without the prior written consent of Escrow Agent.

20.	The headings contained in this Escrow Agreement are for convenience of reference only and shall have no effect on the interpretation or operation hereof.

21.	This Escrow Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

22.	The Escrow Agent does not have any interest in the Escrowed Property deposited hereunder but is serving as escrow holder only and having only possession thereof. The Company shall pay or reimburse the Escrow Agent upon request for any transfer taxes or other taxes relating to the Escrowed Property incurred in connection herewith and shall indemnify and hold harmless the Escrow Agent any amounts that it is obligated to pay in the way of such taxes. Any payments of income from this Escrow Account shall be subject to withholding regulations then in force with respect to United States taxes. Each of the Depositor and the Beneficiary will provide the Escrow Agent with appropriate W-9 forms for tax I.D., number certifications, or W-8 forms for non-resident alien certifications. It is understood that the Escrow Agent shall be responsible for income reporting only with respect to income earned on investment of funds which are a part of the Escrowed Property and is not responsible for any other reporting. This paragraph and paragraph (9) shall survive notwithstanding any termination of this Escrow Agreement or the resignation of the Escrow Agent.
[remainder of page intentionally blank]

     IN WITNESS WHEREOF, each of the parties has caused this Escrow Agreement to be executed by a duly authorized officer as of the day and year first written above.

TIPTREE FINANCIAL PARTNERS, L.P.,		CARE INVESTMENT TRUST INC.,
as Depositor		as Beneficiary

By:	/s/ Geoffrey Kauffman	By:	/s/ Torey Riso
Name:	Geoffrey Kauffman	Name:	Torey Riso
Title:	President and Chief Operating Officer	Title:	Chief Executive Officer and President

THE BANK OF NEW YORK MELLON, as Escrow Agent
By:	/s/ Jaddiel Ramos
	Name:	Jaddiel Ramos
	Title:	Vice President

SCHEDULE 1
ESCROW PROPERTY

	Description of Escrow	Amount of Escrow
Depositor	Property	Property
Tiptree Financial Partners, L.P.	Cash	$60,430,932

EXHIBIT A
FORM OF
JOINT WRITTEN DIRECTION
[INSERT DATE]
The Bank of New York Mellon
Attn: Jaddiel Ramos
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310 USA
Facsimile: 412-209-2046.
To Whom It May Concern:
     In connection with that certain Purchase and Sale Agreement, dated as of                      ___, 2010, entered into by the undersigned (the “PSA”), and the Escrow Agreement, dated as of                      ___, 2010, entered into by the undersigned and the Escrow Agent (as defined in the Escrow Agreement) (the “Escrow Agreement”), the undersigned hereby notify and direct the Escrow Agent to distribute the Escrow Property (as defined in the Escrow Agreement) as follows:
1.	$ shall be distributed to an account for the benefit of the Beneficiary in accordance with Section 3 of the Escrow Agreement; and

2.	the balance of the Escrow Property, if any, shall be distributed to the Depositor in accordance with Section 3 of the Escrow Agreement.
     This Joint Written Direction may not be amended, modified or rescinded unless executed by each of the Depositor and the Beneficiary.

TIPTREE FINANCIAL PARTNERS, L.P.,	CARE INVESTMENT TRUST INC.,
as Depositor	as Beneficiary

By:	By:
Name:	Name:
Title:	Title:

EXHIBIT B
REGISTRATION RIGHTS AGREEMENT

Exhibit 10.2
REGISTRATION RIGHTS AGREEMENT
          This REGISTRATION RIGHTS AGREEMENT is entered into as of this 16th day of March, 2010 by and among Care Investment Trust Inc., a Maryland real estate investment trust (the “Company”) and Tiptree Financial Partners, LP, a Delaware limited partnership (the “Purchaser”). Notwithstanding anything to the contrary contained herein, no provisions of this Agreement shall become effective until the transactions contemplated by the Purchase Agreement (as defined below) have been consummated.
          WHEREAS, the Company and the Purchaser are parties to a Purchase and Sale Agreement, dated as of March 16, 2010 (the “Purchase Agreement”), pursuant to which the Company agreed to issue in a private placement to the Purchaser, and the Purchaser agreed to purchase, a number of shares of Common Stock set forth in the Purchase Agreement (the “Shares”); and
          WHEREAS, the Company and the Purchaser desire to enter into this Agreement to provide the Purchaser and certain of its permitted transferees with certain registration rights described herein.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
          1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement. The following capitalized terms used herein have the following meanings:
          “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.
          “Agreement” means this Registration Rights Agreement, as amended, restated, supplemented, or otherwise modified from time to time.
          “Blue Sky Filings” is defined in Section 5.1.5.
          “Board” means the board of directors of the Company.
          “Business Day” means any day, other than a Saturday or Sunday or a day on which commercial banks in New York, New York are authorized or required by law to close.
          “Common Stock” means the Company’s shares of common stock, par value $0.001 per share, together with any class of shares of capital stock of the Company or shares of capital stock of a successor to the entire business of the Company which may be issued in exchange for such Common Stock.
          “Company” is defined in the preamble to this Agreement.

          “Demand Registration” is defined in Section 2.2.1.
          “Eligible Market” means The NASDAQ Capital Market, The NASDAQ Global Market, The NASDAQ Global Select Market, The New York Stock Exchange or The NYSE Amex Equities.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time.
          “Holder” means (a) the Purchaser or any Affiliate of the Purchaser, in its capacity as a holder of record of Registrable Securities (including upon the direct or indirect transfer of Registrable Securities from the Purchaser or any subsequent Holder) and (b) any direct or indirect transferee of Registrable Securities issued to the Purchaser or any such Affiliate. For purposes of this Agreement, the Company may deem and treat the registered holder of Registrable Securities as the Holder and absolute owner thereof, unless notified to the contrary in writing by the registered Holder thereof.
          “Indemnified Party” is defined in Section 6.3.
          “Indemnifying Party” is defined in Section 6.3.
          “Inspectors” is defined in Section 5.1.8.
          “Long-Form Demand Registration” is defined in Section 2.1.2.
          “Losses” is defined in Section 6.1.
          “Majority-in-Interest” means Holders of more than 50% of the Registrable Securities.
          “Maximum Threshold” is defined in Section 2.4.
          “Person” means an individual or a real estate investment trust, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association (including any group, organization, co-tenancy, plan, board, council or committee), government (including a country, state, county, or any other governmental or political subdivision, agency or instrumentality thereof) or other entity (or series thereof).
          “Piggy-Back Registration” is defined in Section 3.1.
          “Pro Rata Adjusted” is defined in Section 2.4.
          “Prospectus” means the prospectus or prospectuses included in any Registration Statement (including without limitation, any “free writing prospectus” (as defined in Rule 405 under the Securities Act) and any prospectus subject to completion and a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act and any term sheet filed pursuant to Rule 434 under the Securities Act), as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference or deemed to be incorporated by reference in such prospectus or prospectuses.
          “Purchase Agreement” is defined in the recitals to this Agreement.
          “Purchaser” is defined in the preamble to this Agreement.
          “Records” is defined in Section 5.1.8.
          “Registration” means a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and such registration statement becoming effective.
          “Registrable Securities” means at any time the Shares and any additional shares of Common Stock acquired by the Purchaser or any of its Affiliates, together with any class of shares of capital stock of the Company or shares of capital stock of a successor to the entire business of the Company which may be issued in exchange for any such shares or as payment of any dividend on any such shares. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities on the earliest to occur of: (a) the date on which a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) the date on which such securities shall have ceased to be outstanding; (c) the date on which the Registrable Securities have been sold and all transfer restrictions and restrictive legends with respect to such Registrable Securities are removed upon the consummation of such sale; and (d) the date on which such securities shall have been assigned, sold, disposed of or otherwise transferred to any Person that is not and does not become a Holder upon receipt of such securities. Notwithstanding the foregoing, shares of Common Stock of a Holder shall not be deemed to be Registrable Securities hereunder if, in the opinion of counsel for the Company, all of such shares may be sold pursuant to Rule 144 (or any successor provision) under the Securities Act without volume limitations at the time when a Holder seeks to exercise such Holder’s rights for Registration hereunder.
          “Registration Expenses” is defined in Section 5.3.
          “Registration Statement” means any registration statement filed by the Company with the SEC in compliance with the Securities Act for a public offering and sale of shares of Common Stock or other securities of the Company, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference or deemed to be incorporated by reference in such Registration Statement (other than a registration statement on Form S-4 or Form S-8, or their successors).
          “Resale Registration Statement” is defined in Section 2.3.

          “SEC” means the Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.
          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time.
          “Shares” is defined in the recitals to this Agreement.
          “Short-Form Demand Registration” is defined in Section 2.2.1.
          “underwritten offering” means a Registration in which securities of the Company are sold to one or more underwriters for reoffering to the public.
          “Withdrawn Request” is defined in Section 2.7.
          “Withdrawn Demand Registration” is defined in Section 2.7.
          2. Registration Rights.
          2.1 Long-Form Registrations.
               2.1.1 Subject to the terms of this Agreement, at any time and from time to time, Holders representing a Majority-In-Interest of the Registrable Securities may request registration under the Securities Act on Form S-11 or any similar or other applicable long-form Registration Statement for the offering of all or any portion of their Registrable Securities.
               2.1.2 Within ten (10) days after receipt of any written request pursuant to Section 2.1.1, the Company will give written notice of such request to all other Holders of Registrable Securities and will use commercially reasonable efforts to include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion within ten (10) days after delivery of the Company’s notice, and, thereupon the Company will use its commercially reasonable efforts to effect, at the earliest possible date, the registration under the Securities Act. All registrations requested pursuant to Section 2.1.1 are referred to herein as “Long-Form Demand Registrations.”
               2.1.3 Notwithstanding the foregoing provisions of this Section 2.1, the Company shall not be obligated to effect more than three (3) Long-Form Demand Registrations for all Holders in the aggregate pursuant to Section 2.1.1.
          2.2 Short-Form Registrations.
               2.2.1 In addition to the Long-Form Demand Registrations provided pursuant to Section 2.1 above, commencing on the date on which the Company becomes eligible to register securities issued by it on an appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor thereof (“Short-Form Demand Registrations” and, together with the Long-Form Demand Registrations, “Demand Registrations”), each Holder will be entitled to request registrations under the Securities Act of all or part of its Registrable Securities; provided, that with respect to any requests under this Section 2.2.1, the anticipated aggregate offering amount of the Registrable Securities covered by a Short-Form Demand Registration shall exceed $1,000,000 (net of underwriting discounts and commissions).
               2.2.2 Within ten (10) days after receipt of any request pursuant to Section 2.2.1, the Company will give written notice of such request to all other holders of Registrable Securities and will use commercially reasonable efforts to include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion within ten (10) days after delivery of the Company’s notice. The Company will use its commercially reasonable efforts to make Short-Form Demand Registrations available for the sale of Registrable Securities. Demand Registrations will be Short-Form Demand Registrations whenever the Company is permitted to use any applicable short form. If for marketing or other reasons, any underwriters with respect to any Short-Form Demand Registration request the inclusion in the Registration Statement of information that is not required under the Securities Act to be included in a Registration Statement on the applicable form for the Short-Form Demand Registration, the Company will provide such information as may be reasonably requested for inclusion by such underwriters in the applicable Registration Statement.
               2.2.3 The Company shall prepare and file such additional Registration Statements as necessary to maintain continuously effective Resale Registration Statements (as defined below) in connection with Short-Form Demand Registrations, and use its commercially reasonable efforts to cause any such Registration Statement to be declared effective by the SEC (if it is not an automatic shelf registration statement) so that a Resale Registration Statement remains continuously effective, subject to Section 2.6, with respect to resales of Registrable Securities registered pursuant to a Short-Form Demand Registration as and for the periods required hereunder, each such subsequent Registration Statement to constitute a Resale Registration Statement hereunder.
          2.3 Additional Securities. The Company may not include in the Registration Statement relating to any Demand Registrations (the “Resale Registration Statement”) additional securities of the class of Registrable Securities to be registered thereunder, including securities to be sold for the Company’s own account or the account of Persons who are not Holders of Registrable Securities, unless Holders representing a Majority-in-Interest of the Registrable Securities to be included in such Resale Registration Statement approve such inclusion in writing.
          2.4 Underwritten Offering; Reduction of Offering. Holders representing a Majority-in-Interest of the Registrable Securities shall have the right to request that a Demand Registration be effected as an underwritten offering at any time, subject to this Section 2. All Holders proposing to participate in such underwriting shall (a) enter into an underwriting agreement in reasonable and customary form with the underwriter(s) selected for such underwriting by Holders representing a Majority-in-Interest of the Registrable Securities, which underwriter(s) shall be reasonably acceptable to the Company; provided that with respect to such underwriting agreement or any other documents reasonably required under such agreement, (i) no Holder shall be required to make any representation or warranty with respect to or on behalf of the Company or any other stockholder of the Company and (ii) the liability of any Holder shall be limited as provided in Section 6.2 hereof, and (b) complete and execute all questionnaires, powers-of-attorney, indemnities, opinions and other documents reasonably required under the terms of such underwriting agreement. Notwithstanding the foregoing, in no event shall the Company be obligated to effect more than one underwritten offering hereunder in any single six-month period. If the managing underwriter(s) for an underwritten offering advise(s) the Company and the Holders in writing that the dollar amount or number of Registrable Securities which the Holders desire to sell, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other stockholders of the Company who desire to sell or otherwise, exceeds the maximum dollar amount or maximum number of securities that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of securities, as applicable, the “Maximum Threshold”), then the Company shall include in such registration (subject to the provisions of Section 2.3): (w) first, the Registrable Securities of Holders (pro rata in accordance with the number of Registrable Securities which such Holders have requested be included in such underwritten offering, regardless of the number of Registrable Securities or other securities held by each such Person (such proportion is referred to herein as “Pro Rata Adjusted”) that can be sold without exceeding the Maximum Threshold; (x) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (w) the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Threshold; (y) third, to the extent that the Maximum Threshold has not been reached under the foregoing clauses (w) and (x) the shares of Common Stock or other securities for the account of other Persons that the Company is obligated to register pursuant to written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Threshold; and (z) fourth, to the extent that the Maximum Threshold has not been reached under the foregoing clauses (w), (x) and (y) the shares of Common Stock that other stockholders desire to sell that can be sold without exceeding the Maximum Threshold to the extent that the Company, in its sole discretion, wishes to permit such sales pursuant to this clause (z). For the avoidance of doubt, any inclusion of additional shares of Common Stock or securities in any such Demand Registration shall be subject to Section 2.3. In the event the Company shall not, by virtue of this Section 2.4, include in any Demand Registration all of the Registrable Securities of any Holder requesting to be included in such Demand Registration, such Holder may, upon written notice to the Company given within five (5) days of the time such Holder first is notified of such matter, further reduce the amount of Registrable Securities it desires to have included in such Demand Registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding pro rata increase in the amount of Registrable Securities to be included in such Demand Registration.
          2.5 Inclusion in Resale Registration Statement. The Company shall give written notice to all Holders at least 10 days prior to the anticipated filing date of the Resale Registration Statement, which notice may include a questionnaire seeking information from the Holders deemed necessary or advisable by the Company or its counsel in order to file the Resale Registration Statement. At the time the Resale Registration Statement is declared effective (or becomes effective, if the Resale Registration Statement is an automatic shelf registration statement), each Holder that has delivered to the Company a duly completed and executed questionnaire on or prior to the date which is ten days prior to such time of effectiveness shall be named as a selling stockholder in the Resale Registration Statement and the related Prospectus in such a manner as to permit such Holder, if so required, to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law. Subject to the terms and conditions hereof, after effectiveness of the Resale Registration Statement, the Company shall file a supplement to such Prospectus or amendment to the Resale Registration Statement upon request of any Holder as necessary to name as selling stockholders therein any Holders that provide to the Company duly completed and executed questionnaires and shall use commercially reasonable efforts to cause any post-effective amendment to such Resale Shelf Registration Statement filed for such purpose to be declared effective (if it is not an automatic shelf registration statement) by the SEC as promptly as reasonably practicable after the filing thereof.
          2.6 Suspension of Use of Registration Statement. Upon prior written notice to the Holders, the Company may suspend the use of a Resale Registration Statement pursuant to this Section 2 on up to two occasions during any period of twelve consecutive months for a reasonable time specified in the notice but not exceeding 60 days in the aggregate during any such twelve month period (which period may not be extended or renewed), if (a) the Board determines in good faith that permitting sales under such Resale Registration Statement would materially and adversely affect an offering of securities of the Company; or (b) the Company is in possession of material non-public information and the Board determines in good faith that the disclosure of such information during the period specified in such notice would not be in the best interests of the Company.
          2.7 Withdrawal. A Long-Form Demand Registration may be withdrawn prior to the filing of the Registration Statement by the Holders representing a Majority-In-Interest of the Registrable Securities to be included therein (a “Withdrawn Request”) and a Registration Statement filed in connection with a Long-Form Demand Registration may be withdrawn prior to the effectiveness thereof by a Majority-In-Interest of the Registrable Securities included therein (a “Withdrawn Demand Registration”), but such Long-Form Demand Registration subject to a Withdrawal Request or a Withdrawn Demand Registration shall be treated as a Demand Registration which shall have been effected pursuant to Section 2.1, unless the Holders of Registrable Securities to be included in such Registration Statement reimburse the Company for its reasonable out-of-pocket Registration Expenses relating to the preparation and filing of such Registration Statement (to the extent actually incurred), in which case such Long-Form Demand Registration subject to a Withdrawal Request or a Withdrawn Demand Registration shall not be treated as a Demand Registration effected pursuant to this Section 2 (and shall not be counted toward the number of Demand Registrations permitted hereunder); provided, however, that if a Withdrawn Request or Withdrawn Demand Registration is made (A) because of a Company Material Adverse Effect (as defined in the Purchase Agreement), or (B) because the sole or lead managing underwriter advises that the amount of Registrable Securities to be sold in such offering be reduced pursuant to Section 2.4 by more than 10% of the Registrable Securities included or to be included in such Registration Statement, then such Long-Form Demand Registration subject to a Withdrawal Request or a Withdrawn Demand Registration shall not be treated as a Demand Registration effected pursuant to this Section 2 (and shall not be counted toward the number of Demand Registrations permitted hereunder), and the Company shall pay all Registration Expenses (as defined below) in connection therewith. Any Holder requesting inclusion in a Long-Form Demand Registration may, at any time prior to the effective date of the

Registration Statement (and for any reason) revoke such request by delivering written notice to the Company revoking such requested inclusion.
          2.8 Other Registrations. During the period (i) beginning on the date of a request for a Demand Registration and (ii) ending on the date that is ninety (90) days after the date that a Demand Registration Statement filed pursuant to such request has been declared effective by the SEC or, if the Holders shall withdraw such request or such Demand Registration Statement, on the date of such Withdrawn Request or such Withdrawn Demand Registration, the Company shall not, without the consent of the Holders representing a Majority Holders of the Registrable Securities, file a registration statement pertaining to any other securities of the Company.
          3. Piggy-Back Registration.
          3.1 Piggy-Back Rights. If at any time or from time to time the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities by the Company for its own account or for stockholders of the Company for their account and the registration form to be used may be used for any registration of Registrable Securities, then the Company shall (a) give written notice of such proposed filing and offering to the Holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter(s), if any, of the offering, and (b) offer to the Holders of Registrable Securities in such notice the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). If at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder of Registrable Securities and, (x) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration, and (y) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities. The Company shall cause such Registrable Securities to be included in such registration and shall use its commercially reasonable efforts to cause the managing underwriter(s) of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All Holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an underwriter(s) shall enter into an underwriting agreement in reasonable and customary form with the underwriter(s) selected for such Piggy-Back Registration; provided that with respect to such underwriting agreement or any other documents reasonably required under such agreement, (i) no Holder shall be required to make any representation or warranty with respect to or on behalf of the Company or any other stockholder of the Company and (ii) the liability of any Holder shall be limited as provided in Section 6.2 hereof and (ii) complete and execute all questionnaires, powers-of-attorney, indemnities, opinions and other documents reasonably required under the terms of such underwriting agreement. No registration effected under this Section 3 shall relieve the Company of its obligations to effect a Demand Registration required by Section 2.
          3.2 Reduction of Offering. If the managing underwriter(s) for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the Holders of Registrable Securities that in their opinion the dollar amount or number of shares of Common Stock or other securities which the Company desires to sell, taken together with shares of Common Stock or other securities, if any, as to which registration has been demanded pursuant to written contractual arrangements with third parties, the Registrable Securities as to which registration has been requested under this Section 3, and the shares of Common Stock or other securities, if any, as to which registration has been requested pursuant to the written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Threshold, then the Company shall include in any such registration:
                    (a) If the registration is undertaken for the Company’s account: (i) first, the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Threshold; and (ii) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (i), the Registrable Securities and the shares of Common Stock or other securities proposed to be sold for the account of other Persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such Persons and that can be sold without exceeding the Maximum Threshold (pro rata in accordance with the number of Registrable Securities and shares of Common Stock or other securities which such Holders and other Persons have requested be included in such underwritten offering, regardless of the number of Registrable Securities and shares of Common Stock or other securities held by each such Holder or other Person); and
                    (b) If the registration is a “demand” registration undertaken at the demand of one or more Persons other than the Company and any Holder, (i) first, the shares of Common Stock or other securities for the account of such demanding Persons that can be sold without exceeding the Maximum Threshold; (ii) second, to the extent that the Maximum Threshold has not been reached under the foregoing clause (i), Registrable Securities and the shares of Common Stock or other securities proposed to be sold for the account of other Persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such Persons and that can be sold without exceeding the Maximum Threshold (pro rata in accordance with the number of Registrable Securities and shares of Common Stock or other securities which such Holders and other Persons have requested be included in such underwritten offering, regardless of the number of Registrable Securities and shares of Common Stock or other securities held by each such Holder or other Person); and (iii) third, to the extent that the Maximum Threshold has not been reached under the foregoing clauses (i) and (ii), shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Threshold.
          3.3 Withdrawal. Any Holder of Registrable Securities may elect to withdraw such Holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement or filing of a Prospectus naming such Holder as a selling stockholder, as applicable. The Company (whether on its own determination or as the result of a withdrawal by Persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement filed or to be filed pursuant to this Section 3 at any time prior to the effectiveness of the Registration Statement without thereby incurring any liability to the Holders of Registrable Securities. Notwithstanding any such withdrawal, the Company shall pay the expenses incurred by the Holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 5.3.
          4. Restrictions on Public Sale by the Company.
          The Company agrees not to effect any public sale or distribution (other than, in the case of the Company, in connection with (a) any merger, acquisition or similar transaction that involves the public offering of securities or (b) public sales or distributions solely by and for the account of the Company of securities issued pursuant to any employee benefit or similar plan, including equity incentive plans or upon exercise or conversion by the holders thereof of other derivative securities issued by the Company that are then outstanding), of any securities during the period commencing on the date the Company receives a request for an underwritten offering from any Holder and continuing until 90 days after the consummation of the underwritten offering (or for such shorter period as the lead underwriter(s) shall request after consultation with Holders of a Majority-in-Interest of the Registrable Securities) unless earlier terminated by the lead underwriter(s) in such underwritten offering.
          5. Registration Procedures.
          5.1 Filings. In connection with the filing of any Registration Statement as provided in this Agreement, the paragraphs below shall be applicable:
               5.1.1 Filing of Registration Statement. The Company shall (a) prepare and file with the SEC a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, which shall comply as to form with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, (b) file the applicable Registration Statement as soon as practicable, but in no event later than thirty (30) days following the request for any Demand Registration, and use its commercially reasonable efforts to cause such Registration Statement to be declared (if it is not an automatic shelf registration statement) and remain effective for the period required by Section 5.1.3, (c) not take any action that would cause a Registration Statement to contain a material misstatement or omission or to be not effective and usable for resale of Registrable Securities during the period that such Registration Statement is required to be effective and usable, (d) use its commercially reasonable efforts to cause each Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of such Registration Statement, amendment or supplement to comply in all material respects with any requirements of the Securities Act and the rules and regulations of the SEC and (e) cause such Registration Statement and the related Prospectus and any amendment or supplement thereto not to contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading during the period that such Registration Statement is required to be effective and usable.
               5.1.2 Copies. The Company shall, upon request, prior to filing a Registration Statement or Prospectus in respect of Registrable Securities, or any amendment or supplement thereto, furnish without charge to the Holders of Registrable Securities included in such registration, any underwriter and such Holders’ or underwriter’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Holders of Registrable Securities included in such Registration, underwriter or legal counsel for any such Holders or underwriter may reasonably request. Following the filing of such Registration Statement, the Company shall furnish to the Holders of Registrable Securities included in such registration (in each case in an electronic format, unless otherwise required by applicable law), without charge, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Holders of Registrable Securities included in such Registration, underwriter or legal counsel for any such Holders or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders. Each Holder of Registrable Securities included in the Registration Statement shall have the right to request in writing that the Company modify any information contained in such Registration Statement, amendment and supplement thereto pertaining solely to such Holder or which such counsel to Holder may reasonably request in order to ensure that the Registration Statement complies with the Securities Act and the rules and regulations promulgated thereunder and the Company shall use its commercially reasonable efforts to comply with such request; provided, however, that the Company shall not have any obligation to so modify any information if the Company reasonably expects that so doing would cause the Prospectus to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
               5.1.3 Amendments and Supplements. The Company shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have otherwise ceased to be Registrable Securities.
               5.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly notify the Holders of Registrable Securities included in such Registration Statement of such filing, and shall further promptly notify such Holders of the occurrence, of any of the following and, if requested by any Holder, confirm such advice in writing: (a) when such Registration Statement becomes effective; (b) when any post-effective amendment to such Registration Statement becomes effective; (c) the issuance by the SEC of any stop order; and (d) any request by the SEC for any amendment or supplement to such Registration Statement or any Prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the Holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the SEC a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the Holders of Registrable Securities included in such Registration Statement and to the legal counsel for such Holders (such legal counsel to be selected by the Holder of a Majority-In-Interest of the Registrable Securities included in such Registration Statement, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such Holders and such legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall not file any Registration Statement or Prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such Holders or such legal counsel shall reasonably object. The Company shall use its best efforts to obtain the withdrawal of any order suspending the effectiveness or qualification of a Registration Statement or suspending or preventing the use of any related Prospectus at the earliest possible time.
               5.1.5 State Securities Laws Compliance. The Company shall use its best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (“Blue Sky Filing”) and (b) take such action as reasonably necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, consent to general service of process in any such jurisdiction or subject itself to taxation in any such jurisdiction.
               5.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. Such Holders of Registrable Securities shall agree to such representations, warranties, covenants and indemnification and contribution obligations for selling stockholders as are reasonably and customarily contained in agreements of that type used by the underwriters.
               5.1.7 Cooperation. (a) The management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with underwriters, attorneys, accountants and potential purchasers, including without limitation, participation in any roadshow for an underwritten offering.
                    (a) The Company shall, upon request, furnish to the lead underwriter of an underwritten offering of Registrable Securities, if any, without charge, at least one signed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits; and furnish to each Holder of Registrable Securities, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested) and shall cooperate with the selling Holders of Registrable Securities and the lead underwriter of an underwritten offering of Registrable Securities, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the selling Holders or the lead underwriter of an underwritten offering of Registrable Securities, if any, may reasonably request at least three (3) business days prior to any sale of Registrable Securities.
               5.1.8 Records. The Company shall make available for inspection by the Holders of Registrable Securities included in such Registration Statement, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other professional retained by the Holders of a Majority-In-Interest of the Registrable Securities included in such Registration Statement or any underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s directors, officers and employees to supply all information reasonably requested by any of them in connection with such Registration Statement. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement or (b) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each Holder of Registrable Securities included in such Registration Statement agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Company unless and until such is made generally available to the public. Each Holder of Registrable Securities included in such Registration Statement further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.
               5.1.9 Opinions and Comfort Letters. If a Registration Statement in respect of Registrable Securities includes an underwritten offering, the Company shall furnish (a) any opinion of counsel to the Company delivered to any underwriter and (b) any comfort letter from the Company’s independent public accountants delivered to any underwriter, each in the form reasonably requested by counsel to such underwriter and shall, if consistent with the policies of such counsel or independent public accountants, furnish to each Holder of Registrable Securities included in such Registration Statement a signed counterpart, addressed to such Holder, of any such opinion of counsel or comfort letter.
               5.1.10 Earnings Statement. The Company shall make available to its stockholders, as soon as practicable but not more than 90 days after the close of the period covered thereby, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder covering the twelve month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable effective date of each applicable Registration Statement.
               5.1.11 Listing. To the extent any Registrable Securities are not able to be listed on an exchange, the Company shall use its commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be designated for trading in the same manner as similar securities issued by the Company are then designated. In the event that the Common Stock of the Company is not listed on an Eligible Market, the Holders representing a Majority-of-Interest of the Registrable Securities, may in their sole discretion require the Company to list the Registrable Securities on any Eligible Market upon which the Company has met, or is able to meet, the eligibility criteria thereof, and the Company shall use commercially reasonable efforts to effect such listing as soon as practicable.
               5.1.12 CUSIP. The Company shall provide a CUSIP number for all Registrable Securities and provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by a Registration Statement not later than the effectiveness of such Registration Statement.
          5.2 Obligation to Suspend Distribution. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5.1.4(d), each Holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder receives the supplemented or amended Prospectus contemplated by Section 5.1.4(d) and, if so directed by the Company, each such Holder will destroy all copies, other than permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice.
          5.3 Registration Expenses. The Company shall pay the following costs and expenses (the “Registration Expenses”) incurred in connection with (a) any Demand Registration pursuant to Section 2 and (b) any Piggy-Back Registration pursuant to Section 3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing, distributing, mailing and delivering any Registration Statement, any Prospectus, any underwriting agreements, transmittal letters, securities sales agreements, securities certificates and other documents relating to the performance of or compliance with this Agreement; (iv) the fees and expenses incurred in connection with (A) the listing of the Registrable Securities as required by Section 5.1.11 and (B) with respect to the requirements of Section 5.1.12; (v) Financial Industry Regulatory Authority, Inc. fees; (vi) fees and disbursements of counsel for the Company and fees and expenses for independent public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters requested pursuant to Section 5.1.9); (vii) the fees and expenses of one counsel for the Holders selected by the Majority-in-Interest of the Registrable Securities; (viii) the fees and expenses of any special experts retained by the Company in connection with such Registration; and (ix) the expenses incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities which are customarily borne by the issuer; and (x) other fees and expenses customarily borne by issuers in the registration and offering of securities on their own behalf or on behalf of selling security-holders; provided, however, Registration Expenses shall not include discounts and commissions payable to underwriters, selling brokers, dealer managers or other similar Persons engaged in the distribution of any of the Registrable Securities. The Company shall have the right to exclude any Holder that does not agree to bear its expenses (except as expressly provided in the preceding sentence) from the applicable Registration. The obligation of the Company to bear the expenses described in this Section 5.3 shall apply irrespective of whether a Registration becomes effective, is withdrawn or suspended, is converted to another form of Registration and irrespective of when any of the foregoing shall occur.
          5.4 Information. In connection with the filing of any Registration Statement covering Registrable Securities, the Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company in connection with the preparation of any Registration Statement in order to effect the Registration of any Registrable Securities and in connection with the Company’s obligation to comply with federal and applicable state securities laws. If a Holder fails to provide such information after reasonably requested, the Company may omit such Holder’s Registrable Securities from such Registration Statement.
          6. Indemnification and Contribution.
          6.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless to the fullest extent permitted by law each Holder of Registrable Securities, and each of their respective officers, employees, Affiliates, trustees, directors, partners, members, attorneys and agents, and each Person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) such Holder of Registrable Securities from and against any expenses, losses, judgments, claims, damages or liabilities (“Losses”) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act or under any Blue Sky Filing, Prospectus (including any preliminary Prospectus), or any amendment thereof or supplement thereto, or arising out of or based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in the light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to any Holder to the extent that any such Loss arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, Prospectus, or any such amendment thereof or supplement thereto, in reliance upon and in conformity with information furnished to the Company, in writing, by such Holder expressly for use therein.
          6.2 Indemnification by Holders of Registrable Securities. In connection with any Registration Statement in which a Holder is participating and as a condition to such participation, each Holder of Registrable Securities agrees, severally and not jointly, to indemnify and hold harmless to the fullest extent permitted by law the Company, and each of its directors, officers, employees, Affiliates, trustees and agents, and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act) and each underwriter (if any), and each Person, if any, who controls such underwriter (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act), against any Losses, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, Prospectus (including any preliminary Prospectus), or any amendment thereof or supplement thereto, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statement therein, in the case of the Prospectus in the light of the circumstances under which they were made, not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. Each Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of net proceeds actually received by such Holder from sales of Registrable Securities giving rise to such obligations.
          Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any Indemnified Party and shall survive the transfer of such securities by any Holder.
          6.3 Conduct of Indemnification Proceedings. Promptly after receipt by any Person of any notice of any Loss or any action in respect of which indemnity may be sought pursuant to Section 6.1 or 6.2, such Person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other Person for indemnification hereunder, notify such other Person (the “Indemnifying Party”) in writing of the Loss or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually and materially prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants or if such Indemnified Party or parties determines in good faith that a conflict of interest exists and that therefore it is advisable for such Indemnified Party or parties to be represented by separate counsel or that, upon advice of counsel to the Indemnified Party or parties, there may be legal defenses available to it or them which are different from or in addition to those available to the Indemnifying Party, then the Indemnifying Party or parties shall not be entitled to assume such defense and the Indemnified Party or parties shall be entitled to separate counsel at the Indemnifying Party’s or parties’ expense. If an Indemnifying Party or parties is not so entitled to assume the defense of such action or does not assume such defense, after having received the notice referred to in the first sentence of this paragraph, the Indemnifying Party or parties will pay the reasonable fees and expenses of counsel for the Indemnified Party or parties (limited in each jurisdiction to one counsel for all Indemnified Parties under this Agreement). The Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which firm shall be designated in writing by those Indemnified Parties who sold a majority of the Registrable Shares sold by all such Indemnified Parties) to represent the Indemnified Party or parties and their respective controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party or parties against the Indemnifying Party or parties, with the fees and expenses of such counsel to be paid by such Indemnifying Party. No Indemnifying Party shall, without the prior written consent of any Indemnified Party or parties, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party or parties are or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding and does not include any statement of admission of fault, culpability or failure to act by or on behalf of such Indemnified Party.
          6.4 Contribution.
               6.4.1 If the indemnification provided for in this Section 6 is unavailable to any Indemnified Party or insufficient to hold it harmless in respect of any Loss referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party or parties, shall contribute to the amount paid or payable by such Indemnified Party or parties as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such Loss, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
               6.4.2 The parties agree that it would not be just and equitable if contribution pursuant to this Section 6.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 6.4.1.
               6.4.3 The amount paid or payable by an Indemnifying Party as a result of any Loss shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6.4, no Holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount by which the net proceeds actually received by such Holder from the sale of Registrable Securities exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
               6.4.4 The indemnity and contribution agreements contained in this Section 6 are in addition to any liability which the Indemnifying Parties may otherwise have to the Indemnified Parties hereunder, under applicable law or at equity, and shall remain in full force and effect regardless of any investigation made by or on behalf of any Indemnified Party or any officer, employee, Affiliate, trustee, director, partner, member, attorney, agent or controlling person of such Indemnified Party and shall survive the transfer of Registrable Securities.
               6.4.5 The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when reasonably detailed and itemized bills are received or Losses are incurred.
          7. Underwriting and Distribution.
          7.1 Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act or the Exchange Act and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination and shall take such further action as the Holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holders to sell Registrable Securities (subject to any contractual obligation of such Holders to the contrary) without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar Rule or regulation hereafter adopted by the SEC. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.
          8. Miscellaneous.
          8.1 Registration Rights to Others. If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities under the Securities Act, such rights shall not be in conflict with or adversely affect any of the rights provided in this Agreement to the Holders.
          8.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns (including any permitted transferee of Registrable Securities). Any Holder may assign to any transferee of its Registrable Securities (to the extent that such securities continue to be Registrable Securities), its rights and obligations under this Agreement; provided, however, that no such transfer or assignment shall be binding upon or obligate the Company to any such assignee, and no such assignee shall be deemed a Holder hereunder, unless and until the Company shall have received written notice of such transfer or assignment as herein provided and a written agreement of the assignee to be bound by the provisions of this Agreement. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Article 6 and this Section 8.1.
          8.3 Notices. All notices, demands, requests, consents, approvals or other communications required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable overnight courier service with charges prepaid, or transmitted by hand delivery, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telex or facsimile; provided, however, that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day. Notice otherwise sent as provided herein shall be deemed given on the next Business Day following timely delivery of such notice to a reputable overnight courier service with an order for next-day delivery.
To the Company:
Care Investment Trust Inc.
505 Fifth Avenue
New York, NY 10017
Facsimile: As provided from time to time pursuant to Section 8.3
Attention: Chief Executive Officer
To each Holder, at the address most recently provided by such Holder to the Company.
          8.4 Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

          8.5 Counterparts. This Agreement may be executed by facsimile and in multiple counterparts, and all of which taken together shall constitute one and the same instrument.
          8.6 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions among the parties, whether oral or written.
          8.7 Modifications and Amendments. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of a Majority-In-Interest of Registrable Securities outstanding at such time.
          8.8 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.
          8.9 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided, that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.
          8.10 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, each Holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.
          8.11 Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
          8.12 Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, without the requirement of proving actual damages or posting a bond.
          8.13 Holdback Agreement. In connection with an underwritten primary or secondary offering to the public conducted at any time following the effective date of this Agreement, each Holder of Registrable Securities agrees, subject to any exceptions that may be agreed upon at the time of such offering, not to sell or otherwise transfer or dispose of any Registrable Securities (or other securities) of the Company held by them (other than Registrable Securities included in such offering in accordance with the terms hereof) for a period equal to the lesser of 90 days following the effective date of a Registration Statement of the Company filed under the Securities Act or such shorter period as to which the managing underwriter(s) shall agree; provided that each executive officer and member of the board of directors of the Company also agrees to such restrictions. Such agreement shall be in writing in form reasonably satisfactory to the Company and the managing underwriter. The Company may impose stop-transfer instructions with respect to the Registrable Securities (or other securities of the Company) subject to the foregoing restriction until the end of said period.
          8.14 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
          8.15 No Inconsistent Agreements. The Company will not hereafter enter into any agreement which is inconsistent with the rights granted to the Holders in this Agreement.

          8.16 Termination. The rights and obligations set forth in this Agreement shall terminate if the transactions contemplated by the Purchase Agreement have not been consummated and the Purchase Agreement has terminated pursuant to its terms.

          IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered as of the date first written above.

COMPANY: CARE INVESTMENT TRUST INC.
By:	/s/ Torey Riso
	Name:	Torey Riso
	Title:	Chief Executive Officer and President

PURCHASER TIPTREE FINANCIAL PARTNERS LP
By:	/s/ Geoffrey Kauffman
	Name:	Geoffrey Kauffman
	Title:	President and Chief Operating Officer

Exhibit 99.1
FOR IMMEDIATE RELEASE
CARE INVESTMENT TRUST INC.
ANNOUNCES DEFINITIVE AGREEMENT
WITH TIPTREE FINANCIAL PARTNERS, L.P.
Transaction Includes Cash Tender Offer of $9.00 Per Share
     NEW YORK — March 16, 2010 — Care Investment Trust Inc. (NYSE: CRE) (“Care” or the “Company”), a real estate investment and finance company investing in healthcare-related real estate and commercial mortgage debt, today announced that it has entered into a definitive agreement with Tiptree Financial Partners, L.P. (“Tiptree”) for the sale of control of the Company through a combination of an equity investment by Tiptree in newly issued common stock at $9.00 per share and a cash tender offer (the “Tender Offer”) by Care for up to 100% of its currently issued and outstanding shares of common stock at the same price, as long as at least 10,300,000 shares are validly tendered and not withdrawn prior to the expiration date of the Tender Offer. The Tiptree equity investment and the associated Tender Offer are together referred to as the “Transaction.” In connection with the Transaction, the Company intends to terminate its existing management agreement with CIT Healthcare LLC, and it is anticipated that the resulting company will be advised by an affiliate of Tiptree.
     Under the agreement, Care has agreed to sell shares to Tiptree upon completion of the Tender Offer. The number of shares to be sold to Tiptree will be at least 4,445,000, subject to upward adjustment (a) to fund the purchase of shares by the Company in the Tender Offer if more than 18 million shares are tendered in the Tender Offer, or (b) at the election of Tiptree, if fewer than 16.5 million shares are tendered in the Tender Offer, in order to give Tiptree ownership of up to 53.4% of the outstanding Care common stock on a fully-diluted basis after taking into account the shares tendered in the Tender Offer. The Transaction is subject to customary closing conditions.
     Care intends to solicit stockholder approval of the issuance of the common stock to Tiptree in the Transaction.
     Torey Riso, the Company’s President and Chief Executive Officer, said, “We are pleased to offer our stockholders with the choice of a near term liquidity opportunity for their Care common stock or an opportunity to continue their investment in our company.”
     Geoffrey Kauffman, Tiptree’s President and Chief Operating Officer, said, “Care is a great addition to the Tiptree family of companies, and we are looking forward to working with the Care team, and Care’s stockholders and joint venture partners.”

Care Investment Trust Inc.
     In connection with the Transaction, the Company intends to file a Proxy Statement with the SEC in connection with our Board’s solicitation of stockholder approval for the issuance of common stock to Tiptree. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND THE DIRECT OR INDIRECT INTERESTS OF OUR BOARD MEMBERS AND EXECUTIVE OFFICERS IN CONNECTION WITH THE TRANSACTION. The Proxy Statement (when it becomes available) may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the Proxy Statement after it is filed with SEC by contacting our Secretary and Chief Compliance Officer, Paul F. Hughes at (212) 771-0505 or in writing to Care Investment Trust Inc., 505 Fifth Avenue, 6th Floor, New York, New York 10017, Attention: Paul F. Hughes, Secretary and Chief Compliance Officer or by accessing the Company’s website at www.carereit.com. Investors and security holders are urged to read the Proxy Statement before making any voting decision with respect to the matters contemplated therein.
     In addition, in connection with the Tender Offer, the Company intends to file with the SEC a Schedule TO which will contain our formal offer to purchase our stockholders common stock in the Tender Offer, and associated transmittal materials. You are urged to read the information in the Schedule TO, and the Offer to Purchase that will be filed therewith, when it becomes available because it will contain important information. As with the Proxy Statement, the Schedule TO, and the Offer to Purchase that will be filed therewith (when they become available), may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the Schedule TO after it is filed with SEC by contacting our Secretary and Chief Compliance Officer, Paul F. Hughes at (212) 771-0505 or in writing to Care Investment Trust Inc., 505 Fifth Avenue, 6th Floor, New York, New York 10017, Attention: Paul F. Hughes, Secretary and Chief Compliance Officer or by accessing the Company’s website at www.carereit.com. Security holders are urged to read the Schedule TO because it will contain important information.
About Care Investment Trust
Care Investment Trust Inc. is a real estate investment and finance company investing in healthcare-related real estate and commercial mortgage debt. It is externally managed and advised by CIT Healthcare LLC, a wholly-owned subsidiary of CIT Group Inc.
About Tiptree Financial Partners, L.P.
Formed in 2007, Tiptree Financial Partners, L.P. is a diversified financial services holding company focused on Insurance, Real Estate, Tax Exempt Finance, Corporate Loans, and Banking and Specialty Finance. It is primarily owned by a diverse group of major financial institutions, and is externally managed by an affiliate.
Safe Harbor Statement
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond Care Investment Trust Inc.’s control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “target,” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statement in this release may relate to,

2

Care Investment Trust Inc.
but are not limited to, statements regarding Care’s ability to consummate, at all or in a timely fashion, the Transaction. Economic, business, funding market, competitive and/or regulatory factors, among others, affecting Care Investment Trust Inc.’s businesses are examples of factors that could cause actual results to differ materially from those described in the forward-looking statements in addition to those factors specified in Care Investment Trust Inc.’s Annual Report on Form 10-K, as well as Care Investment Trust Inc.’s Quarterly Reports on Form 10-Q. Care Investment Trust Inc. is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION

AT CARE INVESTMENT TRUST:	AT FINANCIAL RELATIONS BOARD:
Torey Riso	Leslie Loyet
President and Chief Executive Officer	Analysts / Investors/Media
(212) 771-9516	(312) 640-6672
torey.riso@carereit.com	lloyet@frbir.com

3